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04030603

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Argent Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED JUN 10 2004 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5091 FISCAL YEAR 11-30-03

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 6/8/04

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-5091

82-5091

RECEIVED

2004 JUN -3 A 9:18

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARGENT RESOURCES LTD.

ARLS
11-30-03

FINANCIAL STATEMENTS

NOVEMBER 30, 2003

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Argent Resources Ltd.

We have audited the balance sheets of Argent Resources Ltd. as at November 30, 2003 and 2002 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Davidson & Company

Vancouver, Canada

Chartered Accountants

February 18, 2004

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

ARGENT RESOURCES LTD.
BALANCE SHEETS
AS AT NOVEMBER 30

	2003	2002
ASSETS		
Current		
Cash	$ 154,422	$ 69,525
Receivables	4,555	1,928
Prepaid expense	60,000	-
Notes receivable (Note 3)	-	31,300
	218,977	102,753
Long-term investment (Note 4)	1	-
Property and equipment (Note 5)	654	1,158
Mineral properties (Note 6)	412,470	17,012
	$ 632,102	$ 120,923
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Accounts payable and accrued liabilities	$ 121,402	$ 47,010
Note payable (Note 7)	-	35,000
	121,402	82,010
Debenture payable (Note 8)	-	136,411
	121,402	218,421
Shareholders' equity (deficiency)		
Capital stock (Note 10)	7,640,794	6,705,468
Contributed surplus (Note 10)	29,534	-
Subscriptions receivable (Note 10)	(101,250)	-
Deficit	(7,058,378)	(6,802,966)
	510,700	(97,498)
	$ 632,102	$ 120,923

Nature and continuance of operations (Note 1)
Subsequent events (Note 15)

On behalf of the Board:

_______________ Director _______________ Director

The accompanying notes are an integral part of these financial statements.

ARGENT RESOURCES LTD.
STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED NOVEMBER 30

	2003	2002
EXPENSES		
Administration fees	$ 6,000	$ 7,000
Amortization	504	671
Consulting fees	8,413	15,294
Interest and loan bonus	296	33,643
Investor relations	81,192	-
Management fees	28,037	19,673
Office and miscellaneous	13,199	10,171
Professional fees	32,365	29,777
Rent	21,355	24,971
Shareholder communications	11,632	10,884
Stock-based compensation (Note 10)	8,294	-
Transfer agent and filing fees	16,668	10,778
Travel	2,569	-
	(230,524)	(162,862)
OTHER ITEMS		
Gain on settlement of debt	6,411	-
Write-down of long-term investment (Note 4)	(31,299)	-
Write-down of notes receivable (Note 3)	-	(283,700)
Write-off of receivable	-	(50,000)
	(24,888)	(333,700)
Loss for the year	(255,412)	(496,562)
Deficit, beginning of year	(6,802,966)	(6,306,404)
Deficit, end of year	$ (7,058,378)	$ (6,802,966)
Basic and diluted loss per common share	$ (0.02)	$ (0.08)
Weighted average number of common shares outstanding	14,005,619	6,405,861

The accompanying notes are an integral part of these financial statements.

ARGENT RESOURCES LTD.
STATEMENTS OF CASH FLOWS
YEAR ENDED NOVEMBER 30

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (255,412)	$ (496,562)
Items not affecting cash:		
Amortization	504	671
Gain on settlement of debt	(6,411)	-
Interest accrued	-	29,368
Stock-based compensation	8,294	-
Write-down of long-term investment	31,299	-
Write-down of notes receivable	-	283,700
Write-off of receivable	-	50,000
Changes in non-cash working capital items:		
(Increase) decrease in receivables	(2,627)	2,044
Increase in prepaid expense	(60,000)	-
Increase in accounts payable and accrued liabilities	74,392	69,192
Cash flows used in operating activities	(209,961)	(61,587)
CASH FLOWS FROM INVESTING ACTIVITIES		
Mineral properties	(215,458)	(5,612)
Cash flows used in investing activities	(215,458)	(5,612)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of note payable	(35,000)	-
Proceeds from debenture payable	-	150,000
Repayment of debenture payable	(130,000)	(20,000)
Proceeds from issuance of capital stock	669,938	-
Recovery of share issuance costs	5,378	-
Cash flows provided by financing activities	510,316	130,000
Increase in cash during the year	84,897	62,801
Cash, beginning of year	69,525	6,724
Cash, end of year	$ 154,422	$ 69,525

Supplemental disclosures with respect to cash flows (Note 13)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of the Province of British Columbia and is in the business of exploring and developing its mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company's operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet is obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

	2003	2002
Working capital	$ 97,575	$ 20,743
Deficit	(7,058,378)	(6,802,966)

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization is provided annually over the estimated useful life using the following methods:

Computer software	3 years straight-line
Computer equipment	30% declining balance

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd...)

Long-term investment

Portfolio investments are accounted for using the cost basis. Declines in market value below cost are recognized when such declines are considered to be other then temporary.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production.

The recorded cost of mineral property interests is based on cash paid, the assigned value of share considerations issued for the mineral property and exploration costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Deferred exploration costs

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or abandoned or management has determined there to be an impairment. These costs will be amortized over the proven reserves available on the related property following commencement of production.

Values

The amounts shown for mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of current and future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal of property, plant and equipment and site restoration costs as required due to environmental law or contracts.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock-based compensation

The Company grants stock options in accordance with the policies of the TSX Venture Exchange ("TSX"). Effective December 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The Company has adopted the use of the fair value-based method and therefore all awards to employees and non-employees will be recorded at fair value on the date of the grant and the associated expense will be amortized over the vesting period.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year and does not include outstanding options and warrants. Dilutive loss per share is not presented separately from loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive. At November 30, 2003 and 2002, the total number of potentially dilutive shares excluded from loss per share is 6,350,000 and Nil, respectively.

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. NOTES RECEIVABLE

The notes receivable totaled $315,000 (US$200,000), were non interest bearing, due on September 12, 2003 and were secured by 2,000,000 restricted common shares of Secureview Systems Inc. ("Secureview"). As a result of the debtor defaulting on the note payments, the Company exercised its right to acquire the Secureview common shares and recorded the acquisition as a long-term investment. The notes receivable were written down by $283,700 to $31,300 in fiscal 2002 to reflect the decline in the market value of the Secureview shares.

4. **LONG-TERM INVESTMENT**

As outlined in Note 3, the investment consists of 2,000,000 restricted common shares of Secureview. Management of the Company wrote-down the investment to a value of $1 to reflect an impairment in value.

5. **PROPERTY AND EQUIPMENT**

	2003			2002		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer software	$ 810	$ 810	$ -	$ 810	$ 586	$ 224
Computer equipment	2,471	1,817	654	2,471	1,537	934
	$ 3,281	$ 2,627	$ 654	$ 3,281	$ 2,123	$ 1,158

6. **MINERAL PROPERTIES**

	Iron Lake Claims, British Columbia	Harper Creek, British Columbia	Timmins Offset Gold Project, Ontario	Total 2003
Acquisition costs, beginning of year	$ 11,400	$ -	$ -	$ 11,400
Additions during the year	-	150,000	130,000	280,000
Acquisition costs, end of year	11,400	150,000	130,000	291,400
Deferred exploration costs, beginning of year	5,612	-	-	5,612
Additions during the year				
Administrative	576	-	505	1,081
Assaying	4,299	-	1,190	5,489
Geological consulting	5,520	-	45,272	50,792
Field personnel	6,950	-	16,831	23,781
License and Permits	3,430	-	2,107	5,537
Maps and drafting	1,355	-	21,090	22,445
Travel	1,288	-	5,045	6,333
	23,418	-	92,040	115,458
Deferred exploration costs, end of year	29,030	-	92,040	121,070
Total mineral properties	$ 40,430	$ 150,000	$ 222,040	$ 412,470

6. **MINERAL PROPERTIES** (cont'd...)

	Iron Lake Claims, British Columbia	Total 2002
Acquisition costs, beginning of year	$ -	$ -
Additions during the year	11,400	11,400
Acquisition costs, end of year	11,400	11,400
Deferred exploration costs, beginning of year	-	-
Additions during the year		
Assaying	156	156
Consulting	4,210	4,210
Maps and drafting	1,246	1,246
	5,612	5,612
Deferred exploration costs, end of year	5,612	5,612
Total mineral properties	$ 17,012	$ 17,012

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties is in good standing.

Iron Lake Claims, British Columbia

The Company entered into an option agreement, subsequently amended, with Eastfield Resources Ltd. ("Eastfield") whereby the Company may earn up to a 70% interest subject to a 1.5% net smelter returns royalty ("NSR") in the Iron Lake Claims located in British Columbia. To date, the Company has incurred $29,030 in exploration expenditures, and issued 60,000 common shares of the Company for a value of $11,400. To earn its 55% interest, the Company is required to:

i) pay $5,000 and issue 60,000 common shares on or before February 1, 2004 (paid and issued subsequent to year end).
ii) pay $20,000, issue 60,000 common shares and incur additional exploration expenditures of $85,000 on or before July 9, 2004.
iii) pay $25,000, issue 60,000 common shares and incur additional exploration expenditures of $225,000 on or before July 9, 2005.
iv) pay $40,000, issue 60,000 common shares and incur additional exploration expenditures of $235,000 on or before July 9, 2006.

Upon earning its 55% interest the Company can earn an additional 15% by incurring an additional $450,000 in exploration expenses.

6. MINERAL PROPERTIES (cont'd...)

Harper Creek, British Columbia

The Company purchased a 100% interest in the Harper Creek claims located in the Kamloops mining district in British Columbia. The Company acquired the claims with a value of $150,000 by an exchange of a subscription receivable relating to a private placement of $150,000. The mineral claims are subject to a 2.5% NSR.

Timmins Offset Gold Project, Ontario

The Company entered into an option agreement to acquire an initial interest of 60% in the Timmins Offset Gold Project located in Ontario. The Company paid $100,000 and is required to pay $50,000 and incur a minimum of $500,000 in exploration expenditures on or before each of May 21, 2004, 2005, 2006 and 2007. For any year that the exploration expenditure obligation is not met, the Company is required to make an additional cash payment of $50,000. A finder's fee of 120,000 common shares, valued at $30,000, was also paid. The Company can earn an additional 10% by delivering a feasibility study on or before May 21, 2010. The mineral property is subject to a 5.5% NSR.

7. NOTE PAYABLE

	2003	2002
Note payable, bearing interest at 1% per month, secured by a general security agreement. During the year ended November 30, 2003, the note was repaid in full.	$ -	$ 35,000

8. DEBENTURE PAYABLE

	2003	2002
Debenture payable, bearing interest at 12% per annum, secured by a fixed charge over the Company's assets and due on December 31, 2003. The principal was repaid during the current year, and the balance of $6,411, representing accrued interest, was recorded as gain on settlement of debt.	$ -	$ 136,411

9. RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities are amounts due to related parties, totalling $18,631 (2002 - $3,320) for services rendered and are non-interest bearing, unsecured and have no fixed terms of repayment.

The fair value of amounts due to related parties cannot be determined as there are no specific terms of repayment.

9. RELATED PARTY TRANSACTIONS (cont'd…)

The Company entered into the following transactions with related parties:

a) Paid or accrued administrative fees of $6,000 (2002 - $1,000) to an individual related to a director and $Nil (2002 - $6,000) to a company controlled by a director.

b) Paid or accrued management fees of $28,037 (2002 - $19,673) to a company controlled by a director.

c) Paid or accrued geological consulting fees of $22,376 (2002 - $Nil) to directors and $25,476 (2002 - $Nil) to companies controlled by directors.

d) Paid or accrued consulting fees of $8,413 (2002 - $13,673) to directors.

e) Paid or accrued rent of $5,000 (2002 - $24,971) to a company controlled by a director.

f) The Company purchased a 100% interest in the Harper Creek claims as outlined in Note 6, from a corporation in which a director of the Company is a director of the corporation.

g) Issued Nil (2002 - 576,691) common shares to a director and companies controlled by a director as settlement of accounts payable and accrued liabilities totalling $Nil (2002 - $109,564).

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

10. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus
Authorized			
100,000,000 common shares without par value			
Issued			
Balance, November 30, 2001	6,259,760	$ 5,892,257	$ -
Mineral property	60,000	11,400	-
Settlement of debt	3,295,064	801,811	-
Balance, November 30, 2002	9,614,824	6,705,468	-
Private placement (a)	6,000,000	878,760	21,240
Issuance costs	-	(33,434)	-
Stock options	400,000	60,000	-
Mineral property	120,000	30,000	-
Stock-based compensation	-	-	8,294
Balance, November 30, 2003	16,134,824	$ 7,640,794	$ 29,534

10. CAPITAL STOCK (cont'd...)

(a) On April 17, 2003, the Company issued 6,000,000 units at a price of $0.15 per unit for gross proceeds of $900,000. Each unit was comprised of one common share and one share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share at a price of $0.20 on or before April 17, 2004, and at a price of $0.25 on or before April 17, 2005. Of the total consideration, $878,760 was allocated to common shares in capital stock and $21,240 was allocated to warrants in contributed surplus. As at November 30, 2003, the Company had share subscriptions receivable related to this private placement of $101,250, which was received subsequent to the year end.

Stock options

The Company has a stock option plan in place, subject to regulatory approval, under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options		Weighted Average Exercise Price
Balance, November 30, 2001 and 2002	-	$	-
Options granted	900,000		0.15
Options exercised	(400,000)		0.15
Options cancelled	(150,000)		0.15
Balance, November 30, 2003	350,000	$	0.15
Number of options currently exercisable	350,000	$	0.15
Weighted average fair value of options granted during fiscal 2003		$	0.01

As at November 30, 2003, the following incentive stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date
350,000	$ 0.15	January 13, 2005

10. CAPITAL STOCK (cont'd...)

Stock-based compensation

The total stock-based compensation recognized under the fair value method was $8,294, using the Black-Scholes option-pricing model.

The following assumptions were used for the Black-Scholes option pricing model valuation of stock options granted during the year:

Risk-free interest rate	3.22%
Expected life of options	2 years
Annualized volatility	60%
Dividend rate	0.00%

Warrants

At November 30, 2003, warrants were outstanding enabling holders to acquire the following number of shares:

Number of Shares	Exercise Price	Expiry Date
6,000,000	$ 0.20	April 17, 2004
if not, then at	0.25	April 17, 2005

11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, subscriptions receivable, long-term investment, accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

12. SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mining sector. The Company's mining operations are centralized whereby management of the Company is responsible for business results and the everyday decision making. The Company's operations therefore are segmented on a geographic basis.

The Company's mineral properties are all located in Canada.

13. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

		2003		2002
Cash paid during the year for interest	$	296	$	4,445
Cash paid during the year for income taxes	$	-	$	-

Significant non-cash transactions for the year ended November 30, 2003 included:

a) The Company issuing 675,000 common shares as part of a private placement for subscriptions receivable of $101,250.

b) The Company assigning a subscription receivable of $150,000 relating to 1,000,000 common shares of a private placement, for the purchase of Harper Creek mineral property, as outlined in Note 6.

c) The Company issuing 120,000 common shares valued at $30,000 as a finder's fee pursuant to the Timmins Offset Gold Project mineral property agreement (Note 6).

Significant non-cash transactions for the year ended November 30, 2002 included:

a) The Company issuing 1,088,082 common shares to settle accounts payable and accrued liabilities totalling $160,707.

b) The Company issuing 2,206,982 common shares to settle notes payable and accrued interest totalling $641,104.

c) The Company issuing 60,000 common shares valued at $11,400 pursuant to the Iron Lake Claims mineral property agreement (Note 6).

14. INCOME TAXES

A reconciliation of income taxes (recovery) at statutory rates with the reported taxes (recovery) is as follows:

		2003		2002
Loss for the year	$	(255,412)	$	(496,562)
Expected income taxes recovery at statutory rates	$	(96,035)	$	(196,639)
Net non-deductible items		31,576		112,611
Deductible items		(2,514)		-
Unrecognized benefits of non-capital losses		66,973		84,028
Total income tax recovery	$	-	$	-

14. INCOME TAXES (cont'd…)

Details of future income tax assets are as follows:

	2003	2002
Future income tax assets:		
Capital loss carryforwards	$ 245,000	$ 66,000
Mineral properties	197,000	210,000
Non-capital loss carryforwards	488,000	504,000
Other assets	900	800
Total future income tax assets	930,900	780,800
Less: Valuation allowance	(930,900)	(780,800)
Net future income tax assets	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $1,370,000. These losses, if not utilized, will expire through 2010. Subject to certain restrictions, the Company also has capital losses of approximately $687,000 and resource exploration expenditures of approximately $965,000 available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

15. SUBSEQUENT EVENTS

Subsequent to November 30, 2003, the Company:

a) Issued 60,000 common shares at a value of $13,200 and paid $5,000 pursuant to the Iron Lake claims mineral property agreement (Note 6).

b) Issued 3,998,332 units at $0.15 per unit pursuant to a flow-through private placement. Each unit is comprised of one common share and one-half share purchase warrant exercisable at $0.20 on or before January 19, 2006. Finder's fees consisting of 44,000 non flow-through units at $0.15 per unit were issued with the same terms of the offering and $33,200 in cash was paid.

SCHEDULE A: FINANCIAL INFORMATION

See attached audited financial statements for the year ended November 30, 2003.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See attached audited financial statements for the year ended November 30, 2003.

2. The Company entered into the following transactions with related parties:

   a) Paid or accrued administrative fees of $6,000 (2002 - $1,000) to an individual related to a director and $Nil (2002 - $6,000) to a company controlled by a director.

   b) Paid or accrued management fees of $28,037 (2002 - $19,673) to a company controlled by a director.

   c) Paid or accrued geological consulting fees of $22,376 (2002 - $Nil) to directors and $25,476 (2002 - $Nil) to companies controlled by directors.

   d) Paid or accrued consulting fees of $8,413 (2002 - $13,673) to directors.

   e) Paid or accrued rent of $5,000 (2002 - $24,971) to a company controlled by a director.

   f) Issued Nil (2002 - 576,691) common shares to a director and companies controlled by a director as settlement of accounts payable and accrued liabilities totalling $Nil (2002 - $109,564).

   g) Included in accounts payable and accrued liabilities are amounts due to related parties, totalling $18,631 (2002 - $3,320) for services rendered and are non-interest bearing, unsecured and have no fixed terms of repayment.

   These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

3. a) For the year ended November 30, 2003, common shares were issued as follows:

Date	Type of Security	Type of Issue	Number of Shares	Price per Share	Total Value	Type of Consideration	Commissions
April 17, 2003	Common shares	Private Placement	6,000,000	$ 0.15	$ 900,000	Cash	$ 38,813
August 29, 2003	Common shares	Stock options	400,000	0.15	60,000	Shares for services	-
November 19, 2003	Common shares	Mineral property option	120,000	0.25	30,000	Mineral property interest	-

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd…)

b) Summary of options granted during the year ended November 30, 2003:
- Gary Schellenberg – 200,000 stock options at $0.15 granted on January 13, 2003, expiring January 13, 2005.
- Bernard Dewonck – 75,000 stock options at $0.15 granted January 13, 2003, expiring January 13, 2005.
- John Fraser – 75,000 stock options at $0.15 granted January 13, 2003, expiring January 13, 2005.
- John Perks – 200,000 stock options at $0.15 granted January 13, 2003, expiring January 13, 2005.
- Charles Flynn – 200,000 stock options at $0.15 granted January 13, 2003, expiring January 13, 2005.
- Don Jefferies – 100,000 stock options at $0.15 granted January 13, 2003, expiring January 13, 2005. *
- Alfonso Quijada – 50,000 stock options at $0.15 granted January 13, 2003, expiring January 13, 2005. *

* These options have been cancelled.

4. a) Authorized: 100,000,000 common shares without par value

   b) Issued: 16,134,824 common shares with a stated value of $7,640,793.

   c) Summary of stock options and warrants outstanding:
   - 350,000 stock options at $0.15, expiring January 13, 2005.
   - 6,000,000 warrants at $0.20 expiring April 17, 2004 or at $0.25 expiring April 17, 2005.

   d) There are no shares held in escrow or subject to a pooling agreement.

5. List of directors and officers: Gary Schellenberg – Director and CEO
   Bernard Dewonck – Director and President
   John Fraser – Director
   Don Perks - Director
   Eileen Browne – Secretary

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

The Company is incorporated under the laws of the Province of British Columbia and is in the business of exploring and developing its mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

Discussion of Operations

Timmins Offset Gold Project, Ontario

The Company entered into an option agreement to acquire an initial interest of 60% in the Timmins Offset Gold Project located in Ontario. The Company paid $100,000 and is required to pay $50,000 and incur a minimum of $500,000 in exploration expenditures on or before each of May 21, 2004, 2005, 2006 and 2007. For any year that the exploration expenditure obligation is not met, the Company is required to make an additional cash payment of $50,000. A finder's fee of 120,000 common shares, valued at $30,000, was also paid. The Company can earn an additional 10% by delivering a feasibility study on or before May 21, 2010. The mineral property is subject to a 5.5% NSR.

Detailed evaluation of project data was carried out throughout the quarter, consisting of re-examination and re-logging of the most recently drilled core and entry of assay data into a drafting program to enable graphic display in three dimensions. The purpose of this work is to define a deposit geometry that will form the basis for future drilling, to both elevate current resource definition and to indicate potential areas for further drilling to expand the deposit. A consulting retainer agreement was signed with W.O. Karvinen and Associates Ltd. with respect to the Nickel Offsets project in particular, as well as the Timmins area in general, to conduct this work.

Preliminary diagrams and hyotheses of deposit geometry were generated for initial presentations to solicit flow-through funding for the project. It appears that gold occurrence is not controlled by stratigraphy, the premise which guided previous drilling, but rather by fault structures that crosscut the stratigraphy at a shallow angle. The result is significant strike and depth potential which had previously been discounted, and which will the target for a drilling program later this year.

The Timmins, Ontario Gold Camp is situated at the western end of the Archean Abitibi Greenstone Belt, one of the great gold and base-metal mineral belts of the world. The eight major gold mines of the Timmins area have produced more than 50 million ounces, with a weighted average gold grade of 0.26 oz./ton. The Timmins Offsets Gold Project is located in SW Tully Township, 40 km NNE of Timmins.

Iron Lake Claims, British Columbia

The Company has an option agreement with Eastfield Resources Ltd. ("Eastfield") whereby the Company may earn up to a 70% interest subject to a 1.5% net smelter returns royalty ("NSR") in the Iron Lake Claims located in British Columbia. To date, the Company has incurred $29,030 in exploration expenditures, and issued 60,000 common shares of the Company for a value of $11,400. To earn its 55% interest, the Company is required to:

i) pay $5,000 and issue 60,000 common shares on or before February 1, 2004 (paid and issued subsequent to year end).
ii) pay $20,000, issue 60,000 common shares and incur additional exploration expenditures of $85,000 on or before July 9, 2004.
iii) pay $25,000, issue 60,000 common shares and incur additional exploration expenditures of $225,000 on or before July 9, 2005.
iv) pay $40,000, issue 60,000 common shares and incur additional exploration expenditures of $235,000 on or before July 9,

2006.

Upon earning its 55% interest the Company can earn an additional 15% by incurring an additional $450,000 in exploration expenses.

An airborne magnetometer – EM survey is being proposed as the next step in exploration of the property. Funding for this survey is being sought, either by means of an option to a third party, or by flow-through financing.

The Iron Lake property is located approximately 45 kilometers northeast of the city 100 Mile House in the South Cariboo region of British Columbia.

Harper Creek, British Columbia

The Company purchased a 100% interest in the Harper Creek claims located in the Kamloops mining district in British Columbia. The Company paid $150,000 for the claims by an assignment of a subscription receivable for a private placement of $150,000. The mineral claims are subject to a 2.5% NSR.

Private Placement

On April 17, 2003, the Company issued 6,000,000 units at a price of $0.15 per unit for gross proceeds of $900,000. Each unit was comprised of one common share and one share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share at a price of $0.20 on or before April 17, 2004, and at a price of $0.25 on or before April 17, 2005. Of the total consideration, $878,760 was allocated to common shares in capital stock and $21,240 was allocated to warrants in contributed surplus. As at November 30, 2003, the Company had share subscriptions receivable related to this private placement of $101,250. These funds were received subsequent to the year end.

Stock Options Granted

On January 13, 2003, the Company granted 900,000 stock options to various directors and employees at $0.15 exercisable until January 13, 2005. A total of 150,000 of these options were cancelled.

Use of Funds

During the year ended November 30, 2003, the Company had a net loss of $255,412 (2002 - $496,562). Some of the more significant items comprising this loss are as follows: administration fees of $6,000 (2002 - $7,000); consulting fees of $8,413 (2002 - $15,294); investor relation expenses of $81,192 (2002 - $Nil); management fees of $28,037 (2002 - $19,673); office and miscellaneous expenses of $13,199 (2002 - $10,171); professional fees of $32,365 (2002 - $24,971); shareholder communications of $11,632 (2002 - $10,884); transfer agent and filing fees of $16,668 (2002 - $10,778) and travel costs of $2,569 (2002 - $Nil).

The Company also incurred a gain on settlement of debt of $6,411 (2002 - $Nil) and a write-down of long-term investments of $31,299 (2002 - $Nil).

Related Party Transactions

The Company entered into the following transactions with related parties:

a) Paid or accrued administrative fees of $6,000 (2002 - $1,000) to an individual related to a director and $Nil (2002 - $6,000) to a company controlled by a director.

b) Paid or accrued management fees of $28,037 (2002 - $19,673) to a company controlled by a director.

c) Paid or accrued geological consulting fees of $22,376 (2002 - $Nil) to directors and $25,476 (2002 - $Nil) to companies controlled by directors.

d) Paid or accrued consulting fees of $8,413 (2002 - $13,673) to directors.

e) Paid or accrued rent of $5,000 (2002 - $24,971) to a company controlled by a director.

f) Issued Nil (2002 - 576,691) common shares to a director and companies controlled by a director as settlement of accounts payable and accrued liabilities totalling $Nil (2002 - $109,564).

g) Included in accounts payable and accrued liabilities are amounts due to related parties, totalling $18,631 (2002 - $3,320) for services rendered and are non-interest bearing, unsecured and have no fixed terms of repayment.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

Investor relations

On August 31, 2003, the Company terminated an investor relations agreement for $5,000 a month due to Capital Associates due to a budget short fall. The agreement was originally entered on October 1, 2002 and could be terminated on fourteen days notice. In November, 2003 Capital Associates was again retained to provide media and investor relation services to publicize the Company's exploration activities and to promote the Company to the media and to potential shareholders within Canada and overseas. The Company also utilizes in-house staff to handle investor calls, to update the Company website, and to prepare marketing materials.

Subsequent Events

Iron Lake property agreement amended

On January 5, 2004, the Company issued 60,000 common shares at a value of $13,200 and paid $5,000 pursuant to the Iron Lake claims mineral property agreement (Note 6 on audited financial statements for the year ended November 30, 2003).

On February 9, 2004, the Company announced that it has amended its 2002 option agreement with Eastfield Resources on the Iron Lake copper, gold and palladium property whereby the Company may earn a 55-per-cent interest by issuing 300,000 shares (120,000 now issued), making option payments totalling $85,000 ($5,000 now paid) and completing exploration expenditures totalling $1.01-million by July, 2007 ($15,000 now completed). Argent may increase its interest by an additional 15 per cent to 70 per cent by spending an additional $1-million within the same time period. The amended agreement requires Argent to complete an airborne survey, estimated to cost $85,000, before July 9, 2004.

Private placement

On January 26, 2004, the Company announced that it had closed and issued 3,998,332 units at $0.15 per unit pursuant to a flow-through private placement. Each unit is comprised of one common share and one-half share purchase warrant exercisable at $0.20 on or before January 19, 2006. Finder's fees consisting of 44,000 non flow-through units at $0.15 per unit were issued with the same terms of the offering and $33,200 in cash was paid.

The proceeds of the private placement will fund the ongoing drill program at Argent's Timmins Offsets Gold Project and the upcoming exploration program at Iron Lake Project in British Columbia.

New director appointed

On January 21, 2004, the Company announced the appointment of John Hiner to the Board of Directors. Mr. Hiner has over 30 years of experience in resource exploration and management worldwide. Mr. Hiner has managed successful exploration, acquisition, and development programs for metals and industrial minerals on four continents. His range of experience includes petroleum exploration, energy minerals, and geothermal energy development. Mr. Hiner has managed projects from a conceptual exploration stage to positive feasibility and finance level studies on proven deposits in South America, Central America, North America, and Africa. As both geologist and manager, Mr. Hiner has held positions of increasing responsibility with a variety of companies, ranging in size from multinational Phillips Petroleum Company to Canadian junior company Champion Resources Inc. Mr. Hiner is currently President, CEO, and Director of Geocom Resources Inc., an OTCBB-traded company with projects in North and South America. Mr. Hiner received a B.Sc. in geology from San Diego State University, and a M.Sc. in Geology from the Mackay School of Mines, University of Nevada-Reno.

Diamond-drilling commences on Timmins Offsets Gold Property

On February 5, 2004, the Company announced that diamond-drilling has commenced on its Timmins Offsets Gold Property, located near Timmins, Ontario. The drill program will consist of approximately 4500 metres of drilling and will test a recently completed re-interpretation of the gold mineralization previously delineated at this property. Recent drilling by Black Pearl Minerals, Argent's partner encountered visible gold in 41 of 61 drill holes, and includes such intercepts as 319.2 g/t over 5.18 m, 53.7 g/t over 3.5 m, 18.6 g/t over 13.4 m, 5.7 g/t over 12.6 m, and 10.6 g/t over 8.0 m, among several other significant results. Argent considers the results to be indicative of a very strongly mineralized gold system.

Bryan Joseph McKay, B.Sc. and M.Sc., P.Geo Scientist (Ontario) is Argent's project geologist and Qualified Person, as defined by National Instrument 43-101, for the Timmins Offsets Gold Project.

On March 3, 2004, the Company announced that a second diamond drill was being mobilized to the Timmins Offsets Gold Property in Ontario. This second drill, which is expected to be in place by the end of this week, has been brought to the property to accelerate Argent's 4500-metre drill program, so that this phase of property exploration will be well advanced prior to Spring break-up. Both drills are being operated by Bradley Brothers Ltd., an international core-drilling company with its head office in Rouyn-Noranda, Quebec, and a branch in Timmins, Ontario.

Investor Relations Contract

On March 5, 2004, the Company announced that it signed Capital Associates to a one-year term to supply investor relations' services that will complement the Company's existing personnel. Capital Associates will receive $5,000/month for its services. This contract is subject to regulatory approval.

Annual General Meeting

The Company announced that its Annual General Meeting is scheduled for May 18, 2004.

Financings, Principal Purposes and Milestones

On April 17, 2003, the Company issued 6,000,000 units at a price of $0.15 per unit for gross proceeds of $900,000. Each unit was comprised of one common share and one share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share at a price of $0.20 on or before April 17, 2004, and at a price of $0.25 on or before April 17, 2005. Of the total consideration, $878,760 was allocated to common shares in capital stock and $21,240 was allocated to warrants in contributed surplus. As at November 30, 2003, the Company had share subscriptions receivable related to this private placement of $101,250. These funds were received subsequent to the year end.

Liquidity and Solvency

The financial statements from Schedule A have been prepared on a going concern basis which assumes that the Company will

ARGENT RESOURCES LTD.

2004 ANNUAL GENERAL MEETING

2004 Annual General Meeting
Materials Attached:

Notice of Meeting

Information Circular

Proxy

Financial Statements

The 2004 Annual General Meeting of the shareholders of Argent Resources Ltd. is being held at 620 – 650 W. Georgia St, Vancouver, B.C., V6B 4N9, on Tuesday, May 18, 2004 at 10:00 a.m.

Argent Resources Ltd.
Suite 620 – 650 W. Georgia Street
Vancouver, British Columbia, V6B 4N9
Phone: (604) 681-0405 and Fax: (604) 687-4670

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "*Meeting*") of the shareholders of **ARGENT RESOURCES LTD.** (the "*Company*") will be held at Suite 620 - 650 West Georgia Street, Vancouver, British Columbia, on Tuesday, the 18th day of May, 2004 at 10:00 a.m. for the following purposes (the "*Notice of Meeting*"):

1. To receive, consider and approve the report of the Directors to the shareholders of the Company.

2. To receive and consider the audited financial statements of the Company for the year ended November 30, 2003 together with the report of the auditors of the Company on those audited financial statements of the Company.

3. Approval of the acts of the Directors of the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

   "RESOLVED, by ordinary resolution, that the actions, deeds and conduct of the Directors of the Company on behalf of the Company since the date of the last Annual General Meeting of the Company are hereby ratified and confirmed."

4. Approval of appointing Davidson & Company as auditor of the Company. To consider and, if thought advisable, pass an ordinary resolution, with or without amendment:

   "RESOLVED, by ordinary resolution, that Davidson & Company be appointed as auditor of the Company until the next Annual General Meeting of the Company or until a successor is appointed, at a remuneration to be fixed by the Directors of the Company, and that the Directors of the Company are hereby authorized to fix the remuneration."

5. Election of Directors of the Company. To consider and, if thought advisable, pass an ordinary resolution, with or without amendment:

   "RESOLVED, by ordinary resolution, that Gary Schellenberg, Bernard Dewonck, John Fraser and John Hiner be appointed as Directors of the Company until the next Annual General Meeting of the Company or until a successor is appointed."

6. Approval of Future Financings by the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

   "RESOLVED, by ordinary resolution, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the Company to enter into one or more distributions of securities of the Company, during the ensuing 12 month period, providing for the issuance by the Company of such number of common shares (or units consisting of up to one common share and up to one common share purchase warrant) of the Company in accordance with the terms of any proposed private placement, shares for debt, rights offering or prospectus financing or financings, and any corresponding agent's warrants or finder's fees or commissions resulting and payable therefrom, at such price or prices (less any allowable discounts), in such amount or amounts and to such individuals or entities as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the "*Financing*"); that the shareholders of the Company approve any possible effective change in control of the Company resulting from the completion of any such Financing transaction or transactions; and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of

0A

any proposed Financing at any time without the further approval of the shareholders of the Company."

7. Approval of Fixing the Number of Directors of the Company between Meetings To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

"RESOLVED, by ordinary resolution, that, subject to regulatory approval, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the number of Directors of the Company for the ensuing year be fixed at not less than three and no more than ten until the next Annual General Meeting of the Company (the "*Fixed Number of Directors*"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Fixed Number of Directors at any time without the further approval of the shareholders of the Company."

8. Approval of Adoption of a New Stock Option Plan To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

"RESOLVED, by ordinary resolution, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the adoption by the Company of a proposed and new stock option plan (the "*Stock Option Plan*") to: (i) grant Options, issue and sell for the purposes of the Stock Option Plan, a total number of shares of the Company's Common Stock not to exceed ten percent (10%) of the Company's issued and outstanding common shares as may be determined, from time to time, as at the date of any grant of Options hereunder; (ii) specify that the options issued pursuant to the Stock Option Plan are non-transferable; and (iii) specify that in no event may the maximum number of shares reserved for any one individual under the Stock Option Plan exceed 5% of the issued and outstanding share capital of the Company in any 12 month period; that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the Stock Option Plan at any time without the further approval of the shareholders of the Company; and furthermore, that the Directors and officers of the Company be authorized and directed to perform all such acts and deeds and things and execute, under the seal of the Company or otherwise, all such documents, agreements and other writings as may be required to give effect to the true intent of this resolution."

9. Approval of the Granting of Stock Options Under the New Proposed Stock Option Plan. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

"RESOLVED, by ordinary resolution, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the Company approve the granting of incentive stock options to such Directors, Officers, employees and consultants of the Company during the ensuing year and at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities."

() B

10. Approval of Discretion to Fix Number of Directors, Adoption of a New Stock Option Plan and the Granting of Stock Options under the New Proposed Stock Option Plan To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

"RESOLVED, by ordinary resolution, that, subject to applicable corporate and securities laws and regulatory authorities, the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the Fixed Number of Directors, Adoption of a New Stock Option Plan and the Granting of Stock Options under the New Proposed Stock Option Plan at any time without the further approval of the shareholders of the Company."

11. Other Business. To transact any other business which may properly come before the Meeting.

Information relating to the matters to be brought before the Meeting is set forth in the Information Circular which accompanies this Notice of Meeting and which is supplemental to and expressly made a part of this Notice of Meeting.

It is important that your common shares be represented at this Meeting to ensure a quorum. If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting. Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia, on this 13th day of April, 2004.

BY ORDER OF THE BOARD OF DIRECTORS OF ARGENT RESOURCES LTD.

"Bernard Dewonck"

Bernard Dewonck
President
and a Director

0 C

ARGENT RESOURCES LTD.

INFORMATION CIRCULAR

**FOR THE ANNUAL GENERAL MEETING
OF SHAREHOLDERS OF ARGENT RESOURCES LTD.
TO BE HELD ON MAY 18, 2004**

SOLICITATION OF PROXIES

This information circular (the "*Information Circular*") is furnished in connection with the solicitation of proxies by the management of **ARGENT RESOURCES LTD.** (the "*Company*") for use at the Annual General Meeting (the "*Meeting*") of shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting distributed with this Information Circular. The cost of this solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A shareholder unable to attend the Meeting may appoint a proxyholder to vote his common shares at the Meeting by completing the form of proxy (the "*Proxy*") provided with this Information Circular. The persons named as proxyholder on the accompanying Proxy have been provided by management for selection by the shareholder. A shareholder desiring to appoint some other person may do so by inserting the name in the space provided. If no choice of proxyholder is made then the first named proxyholder will exercise the Proxy with automatic substitution of the succeeding named proxyholder if such first named is not able to attend the Meeting. A person appointed as proxyholder need not be a shareholder of the Company. All completed Proxy forms must be deposited with Pacific Corporate Trust Company at 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8, not less than 48 hours before the time of the Meeting.

REVOCATION OF PROXY

A Proxy may be revoked either by signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid or signing and dating a written notice of revocation (in the same manner as the Proxy is required to be executed as set out in the notes to the Proxy) and either depositing the same at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting, or on the day of any adjournment thereof, or registering with the Scrutineer thereat as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder in the enclosed form of Proxy will vote the common shares in respect of which they are so appointed in accordance with the direction of the shareholders appointing them.

In the absence of any such direction such common shares will be voted in favour of the matters described on the Proxy.

The enclosed form of Proxy confers discretionary authority upon the proxyholder with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting unless revoked by the shareholder as provided in the form of Proxy. At the time of printing this Information Circular management of the Company knows of no such amendments, variations, or other matters which are to be presented for action at the Meeting, other than the matters referred to in the Notice of Meeting.

Matters which may properly come before the Meeting shall be any matter not effecting a change in the articles or memorandum of the Company or not disposing of all or substantially all of the assets of the Company.

RECORD DATE

Those registered members entitled to vote at the Meeting will be determined by the record of such holders at the close of business on **April 13, 2004.**

PRINCIPAL HOLDERS OF COMMON SHARES AND VOTING RIGHTS

The Company is authorized to issue 100,000,000 common shares without par value of which 20,237,156 common shares are issued and outstanding as of the date hereof. The Company has no other class of voting securities.

Holders of the outstanding common shares in the capital of the Company on the record date will, on a poll or ballot, be entitled to such votes per common share as provided by the Articles and Memorandum of the Company, provided they are present in person or by Proxy.

To the knowledge of management of the Company, the following beneficially own, directly or indirectly, or exercise control or direction, over common shares carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

Member	Number of Common Shares	Percentage of Issued
CDS & Co. (1)	14,580,791	72.05%

Notes:
(1) The Company is informed that this shareholder is a share depository, the beneficial ownership of which is unknown to the Company.
(2) This information was supplied to the Company by the Company's registrar and transfer agent, Pacific Corporate Trust Company.

SHARE HOLDINGS OF PERSONS SOLICITING PROXIES

The Board of Directors and Officers of the Company are soliciting Proxies by issuance of the within Information Circular. Those persons, their present offices, and their common shares beneficially owned in the Company, directly or indirectly, are as follows:

Name	Office	Number of Common Shares
Gary Schellenberg	Chief Executive Officer, Director and Chairman	1,158,797
Bernard Dewonck	President and a Director	165,811
John Fraser	A Director	100,000
John Hiner	A Director	0
Eileen Browne	Secretary	0

ADVANCE NOTICE OF MEETING

An advance Notice of Meeting was published in a Vancouver newspaper on March 24, 2004.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ending November 30, 2003 will be placed before the Meeting for review by the shareholders of the Company.

APPOINTMENT OF AUDITORS

Management of the Company will recommend to the Meeting to appoint Davidson & Company, as auditor of the Company, and to authorize the Directors of the Company to fix the auditor's remuneration. Davidson & Company was first appointed auditor of the Company May 9, 2000.

REMUNERATION OF MANAGEMENT AND OTHERS

Executive Compensation

The Company's fiscal year end is the 30th day of November.

Pursuant to Form 41 of the *Securities Rules* (British Columbia), the Company is a "small business issuer", which is defined as a company that:

- had revenues of less than $25,000,000 in its last completed financial year;
- is not a non-redeemable investment fund or mutual fund;
- has a public float of less than $25,000,000; and
- if it is a subsidiary of another company, that other company is also a small business issuer.

The Company has created three Executive Offices, namely that of President, Secretary, and Chief Executive Officer. In this regard the Company's named Executive Officers (collectively, the "*Named Executive Officers*") are as follows:

Gary Schellenberg - Mr. Schellenberg was appointed the Chief Executive Officer and Director of the Company on September 22, 1997.

Bernard Dewonck - Mr. Dewonck was appointed the President and Director of the Company on May 25, 1998.

John Fraser – Mr. Fraser was appointed a Director of the Company on January 10, 2003.

John Hiner – Mr. Hiner was appointed a Director of the Company on January 20, 2004.

Eileen Browne – Ms. Browne was appointed the Secretary of the Company on June 20, 2000.

For the purpose of this Information Circular, except as otherwise expressly provided or unless the context otherwise requires, the following words and phrases shall have the following meanings:

"*Equity security*" means securities of a company that carry a residual right to participate in earnings of that company and, upon liquidation or winding up of that company, its assets;

"*Option*" means all options, share purchase warrants and rights granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment;

"*LTIP*" means a long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the company or an affiliate of the company, the price for the company's securities, or any other measure, but does not include Option or SAR plans or plans for compensation through restricted shares or restricted share units; and

"*SAR*" means stock appreciation right, which is a right granted by a company or any of its subsidiaries (if any) as conpensation for services rendered or otherwise in connection with office or employment to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

FORM 41
Securities Act
Statement of Executive Compensation

Summary Compensation Table

The following table details the compensation received by the named executive officer (the "*Named Executive Officer*") of the Company during the three most recently completed financial years:

Summary Compensation Table						
	Annual Compensation				Long-Term Compensation	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities under Options Granted (#) (f)	Restricted Shares or Restricted Share Units (g)
Gary Schellenberg [(1)] Chief Executive Officer and a Director	2003 2002 2001	28,037 19,673 42,000	Nil Nil Nil	Nil Nil Nil	200,000 Nil Nil	Nil Nil Nil
Bernard Dewonck President and a Director	2003 2002 2001	23,036 13,673 27,000	Nil Nil Nil	Nil Nil Nil	75,000 Nil Nil	Nil Nil Nil
John Fraser A Director	2003 2002 2001	16,610 Nil Nil	Nil Nil Nil	Nil Nil Nil	75,000 Nil Nil	100,000 Nil Nil
Don Perks A Director	2003	Nil	Nil	Nil	Nil	Nil
Eileen Browne Secretary	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) Gary Schellenberg is paid as a corporate administrator and consultant through 519820 B.C. Ltd., a private B.C. company of which Gary Schellenberg owns 50%, at $3,500/mo.

The Company anticipates that compensation will be provided by the Company during the Company's next financial year to certain of the Named Executive Officers of the Company and in conjunction with certain management and administrative services to be provided to the Company by such Named Executive Officers.

Long-term Incentive Plans - Awards in most recently completed Financial Year

During its most recently completed financial year, and for the two previously completed financial years, the Company has not awarded or instituted any LTIPs in favour of its Named Executive Officers.

Options/SAR Grants during the most recently completed Financial Year

No individual grants of Options to purchase or acquire securities of the Company or any of its subsidiaries (whether or not in tandem with SARs) or any freestanding SARs were granted or were in effect and in favour of any of the Company's Named Executive Officers during the Company's most recently completed financial year (see the section captioned "Stock Options" hereinbelow for further particulars in this regard).

Aggregate Options/SAR Exercises during the most recently completed Financial Year and Financial Year-End Option/SAR Value

No Options (or tandem SARs) or freestanding SARs were exercised during the Company's most recently completed financial year by any of the Company's Named Executive Officers, and the aggregate net value of common shares under Option (or tandem SARs) or freestanding SARs (market value less exercise price) as at the date of the Company's most recently completed financial year end was Nil.

Defined Benefit Plans

The Company does not have, and at no time during its most recently completed financial year had, any defined benefit or actuarial plans in respect of which any of its Named Executive Officers were eligible to participate.

Compensation of Directors

For the Company's most recently completed fiscal year:

(a) no compensation of any kind was accrued, owing or paid to any of the Company's current Directors for acting in their capacity as such;

(b) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's current Directors for acting in their capacity as such;

(c) no compensation of any kind was accrued, owing or paid to any of the Company's current Directors for services rendered to the Company as consultants or experts, other than as outlined in the Summary Compensation Table above

(d) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's current Directors for services rendered, or proposed to be rendered, to the Company as consultants or experts, other than the management contract currently in place with 519820 B.C. Ltd, of which Gary Schellenberg owns 50%, and ongoing consulting services provided by Bernard Dewonck ;

(e) no SARs or LTIPs were outstanding or in effect in favour of any of the Company's Directors; and

(f) no Options were outstanding and in favour of any Directors of the Company who are not also Named Executive Officers of the Company.

MANAGEMENT CONTRACTS

During the Company's most recently completed financial year ended November 30, 2003, the Company paid or accrued $28,037 for corporate administration and consulting services to 519820 B.C. Ltd., a private B.C. company, which is controlled by a director of the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed hereinabove, none of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company's last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected annually and hold office until the next Annual General Meeting of the shareholders or until their successors in office are duly elected or appointed. The term of office of each member of the Board of Directors expires at the Meeting. Management of the Company proposes to nominate the persons listed below for election as Directors of the Company. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN ADDITION TO THE SLATE OF NOMINEES HEREIN LISTED, SHAREHOLDERS OR SPECAIL WARRANT HOLDERS PRESENT AT THE MEETING SHALL BE ENTITLED TO NOMINATE AND VOTE FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEES ADDITIONAL TO THOSE NAMED.

The following persons are proposed to be nominated by management for election as Directors of the Company at the Meeting.

Name and Address	Occupation	Director Since	Number of Shares Beneficially Owned/Controlled Directly/Indirectly
Gary Schellenberg	Chief Executive Officer and a Director of the Company.	September 22, 1997	1,158,797
Bernard Dewonck	President and a Director of the Company and consulting geologist	May 25, 1998	165,811
John Fraser	Director of the Company and consulting geologist	January 10, 2003	100,000
John Hiner	Director of the Company and consulting geologist	January 20, 2004	Nil

All of those nominees who are presently Directors will have their term of office as Directors expire as of the date of the Meeting. All of the Directors who are elected will have their term of office expire at the next Annual General Meeting of the Company.

All of the nominees for Directors of the Company are ordinarily resident in Canada.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Company is presently seeking shareholder consideration and ratification of the following matters. In this regard, and where referenced, "*ordinary resolution*" is herein defined to mean a resolution passed by a majority of not less than one-half (1/2) of the votes cast by members of the Company who, being entitled to do so, vote in person or by Proxy at this Meeting of the Company, and, in addition, "*special resolution*" is herein defined to mean a resolution passed by a majority of not less than three-quarters (3/4s) of the votes cast by members of the Company who, being entitled to do so, vote in person or by Proxy at these Meeting of the Company.

Approval of Future Financings by the Company

One of the sources of capital presently available to the Company is equity financing. In order for the Company to raise funds to carry on its ongoing programs the Company might arrange private placement subscriptions or public offerings of shares or securities convertible into shares.

As set forth in the attached Notice of Meeting, shareholders are also being asked to hereby pass an ordinary resolution allowing the Company's Directors to permit the Company, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, that being at present the Exchange, to enter into one or more distributions of securities of the Company, during the ensuing 12 month period, providing for the issuance by the Company of such number of common shares (or units consisting of up to one common share and up to one common share purchase warrant) of the Company in accordance with the terms of any proposed private placement, shares for debt, rights offering or prospectus financing or financings, and any corresponding agent's warrants or finder's fees or commissions resulting and payable therefrom, at such price or prices (less any allowable discounts), in such amount or amounts and to such individuals or entities as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the "*Financing*"), that the shareholders of the Company approve any possible effective change in control of the Company resulting from the completion of any such Financing transaction or transactions; and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of any proposed Financing at any time without the further approval of the shareholders of the Company.

It is not the current intention of management to issue the entire number of common shares authorized pursuant to the proposed Financing resolution; however, it is the policy of the Exchange that the shareholders of the Company are required to approve a private placement (including common share purchase warrants granted as part of such placement) if the number of common shares to be issued to one placee, or to a group of placees who intend to vote their common shares as a group, is equal to or greater than 20% of the number of the Company's common shares outstanding after giving effect to the issuance of the private placement common shares (including the exercise of any common share purchase warrants attached thereto). In addition, shareholder approval is required if the private placement may result in or is part of a transaction involving a change in the effective control of the Company or the creation of a control block. Management considers that it is in the best interests of the Company to obtain a blanket authorization from the shareholders for additional private placements to be entered into during the next 12 months. Blanket approval may, and subject to prior Exchange approval, obviate the necessity of obtaining shareholder approval for each specific private placement, thereby reducing the time required to obtain regulatory approval therefor and decreasing the Company's administrative costs relating to such private placements.

Any future private placement will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to continue or expand its activities. Each future and proposed private placement transaction authorized hereunder will be made with placees who may or may not deal at arm's length with the Company; however, the subscription prices will comply with the policies of the Exchange. The following sets out the policy of the Exchange on pricing of private placements.

In a private placement of equity shares, the purchase price shall not be less than the market price for those shares. The Exchange defines "*market price*" as being, subject to certain exceptions, the closing price of the company's listed shares on the trading day before the day the Exchange receives the news release or notice letter from the company's authorized agent (which must be on the agreement day and which, if a notice letter, must be followed as soon as possible by a news release) and if the securities are subject to a hold period imposed under the Securities *Regulation* (which securities are required to be legended if the company is an exchange issuer), less the following discounts from the closing price:

Closing Price	Discount
Up to $0.50	25%;
$0.51 to $2.00	20%; and
above $2.00	15%;

and not less than $0.10 per share.

The Exchange defines "agreement day" as the day on which a private placement is agreed to by the listed company and all placees or, in the case of a brokered private placement, the day the listed company agrees to enter into an agency agreement with an agent with respect to the private placement. In the event that the shareholders do not pass the resolution authorizing the Company to issue such common shares by way of one or more private placement transactions with placees wherein the placees in each private placement may or may not deal at arm's length to the Company, the Company may be required to seek shareholder approval for private placements negotiated thereafter. In order to approve the ordinary resolution, a majority of the votes cast at the Meeting must be voted in favour thereof.

Approval of Fixing the Number of Directors of the Company

As set forth in the attached Notice of Meeting, management of the Company hereby also proposes to seek shareholder approval, by way of ordinary resolution, with or without amendment, that, subject to applicable corporate and securities laws and regulatory authorities, the number of Directors of the Company for the ensuing year be fixed at not less than three and no more than ten until the next Annual General Meeting of the Company (the "*Fixed Number of Directors*"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Fixed Number of Directors at any time without the further approval of the shareholders of the Company.

Approval of Adoption of a New Stock Option Plan

As set forth in the attached Notice of Meeting, management of the Company hereby also proposes to seek shareholder approval, by way of ordinary resolution, with or without amendment, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the adoption by the Company of a proposed and new stock option plan (the "*Stock Option Plan*") to: (i) grant Options, issue and sell for the purposes of the Plan, a total number of shares of the Company's Common Stock not to exceed ten percent (10%) of the Company's issued and outstanding common shares as may be determined, from time to time, as at the date of any grant of Options hereunder; (ii) specify that the options issued pursuant to the Stock Option Plan are non-transferable; and (iii) specify that in no event may the maximum number of shares reserved for any one individual under the Stock Option Plan exceed 5% of the issued and outstanding share capital of the Company in any 12 month period; that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the Stock Option Plan at any time without the further approval of the shareholders of the Company; and furthermore, that the Directors and officers of the Company be authorized and directed to perform all such acts and deeds and things and execute, under the seal of the Company or otherwise, all such documents, agreements and other writings as may be required to give effect to the true intent of this resolution.

On August 21, 2002, the TSX Venture Exchange (the "Exchange") published its revised Corporate Finance Manual. Under the Exchange's revised policy governing stock options, all issuers are required to adopt a stock option plan pursuant to which stock options may be granted. The Company currently has no stock option plan and has granted stock options on an individual basis.

Prior to the meeting date the directors of the Company will, subject to shareholder and regulatory approval, consider and approve a stock option plan (the "Plan"), pursuant to which up to 10% of the issued and outstanding common shares will be available for purchase upon the exercise of options, from time to time, as at the date of any grant of Options thereunder. The Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers.

A copy of the Plan will be available at the Meeting for review by the shareholders. In addition, upon request, shareholders may obtain a copy of the Plan from the Company prior to the Meeting.

Plan

The following is a summary of the principal terms of the Plan.

The Plan provides that stock options may be granted to directors, senior officers, employees, consultants of the Company and any of its affiliate, and consultant companies. A consultant (a "Consultant") is defined under B.C. Instrument 45-507 as an individual (or a company wholly owned by individuals) who:

(a) is engaged to provide on a *bona fide* basis consulting, technical, management or other services to the issuer or to an affiliated entity of the issuer, other than services provided in relation to a distribution and, in the case of senior-listed issuers only, includes consultants conducting investor relations activities,

(b) provides the services under a written contract between the issuer or the affiliated entity and the individual or a consultant company or consultant partnership of the individual, and

(c) in the reasonable opinion of the issuer, spends or will spend a significant amount of time and attention on the affairs and business of the issuer or an affiliated entity of the issuer.

As the Company is not a "senior listed issuer", it will not be able to grant options to Consultants conducting investor relations activities at this time.

Under the Plan, the Company's board of directors (the "Board") may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the "Administrator") for the purposes of administering the Plan. Initially, the Administrator will be the Secretary of the Company.

If a stock option expires or otherwise terminates for any reason, the number of common shares in respect of that expired or terminated stock option shall again be available for the purposes of the Plan.

The Plan may be terminated by the Board at any time, but such termination will not alter the terms or conditions of any option awarded prior to the date of such termination. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or expires or is otherwise terminated in accordance with the provisions of the Plan.

The Plan provides that other terms and conditions, including vesting schedules, may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.

The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts. The Board may issue a majority of the options to insiders of the Company. However, in no case will the issuance of common shares upon the exercise of stock options granted under the Plan result in:

(a) the number of options awarded in a one-year period to any one Consultant exceeding 2% of the issued shares of the Company (calculated at the time of award);

(b) the number of options awarded in a one-year period to any one individual exceeding 5% of the outstanding shares of the Company (calculated at the time of award);

(c) the aggregate number of options awarded in a one-year period to Employees undertaking investor relations activities exceeding 2% of the issued shares of the Company (calculated at the time of award); or

(d) the aggregate number of common shares reserved for issuance to any one individual upon the exercise of options awarded under the Plan or any previously established and outstanding stock option plans or grants, exceeding 5% of the issued shares of the Company (calculated at the time of award) in a one-year period.

Options granted under the Plan will be for a term not to exceed five years from the date of their grant. Unless the Company otherwise decides, in the event an option holder ceases to be a Consultant or employee of the Company (other than by reason of death), the stock option will expire on the earlier of the expiry date stated in the option certificate ("Fixed Expiry Date") or the 90th day following the date of termination, unless the holder holds the stock option as an employee of the Company performing investor relations activities, in which case the stock option will expire on the earlier of the Fixed Expiry Date or the 30th day following the date of termination. In the event an option holder ceases to be a director or senior officer of the Company (other than by reason of death), the stock option will expire on the earlier of the Fixed Expiry Date or 90 days following the date the director or senior officer ceases to be a director or senior officer of the Company. Notwithstanding the foregoing, a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of ceasing to meet the qualifications under the *Company Act* (British Columbia), a special resolution is passed by the shareholders, or an order is made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or Consultant ceases to be an employee or Consultant as a result of an order made by a regulatory authority. In the event of the death of an option holder, the stock option will expire 12 months after the date of death or on the Fixed Expiry Date, whichever is earlier.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company's common shares as of the date of the grant of the stock option (the "Award Date"). The market price of the Company's common shares for a particular Award Date would typically be the closing trading price of the Company's common shares on the last trading day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan. Discounted market price means the market price less a discount to be determined by the Board, which shall in any event not exceed the amount set forth under Policy 1.1 of the Exchange's Corporate Finance Manual.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

A stock option will be non-assignable and non-transferable except that it will be exercisable by the personal representative of the option holder in the event of the option holder's death or incapacity.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for. The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

The Company will ask its members to vote on resolutions to approve the Plan at the Meeting.

Approval of the Granting of Stock Options under the New Proposed Stock Option Plan

As set forth in the attached Notice of Meeting, management of the Company hereby also proposes to seek shareholder approval, by way of ordinary resolution, with or without amendment, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the Company approve the granting of incentive stock options to such Directors, Officers, employees and consultants of the Company during the ensuing year and at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities.

Approval of Discretion to Fix the Number of Directors, Adoption of a New Stock Option Plan and the Granting of Stock Options under the New Proposed Stock Option Plan

As finally set forth in the attached Notice of Meeting, management of the Company hereby also proposes to seek shareholder approval, and again by way of ordinary resolution, with or without amendment, that, subject to applicable corporate and securities laws and regulatory authorities, the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Fixed Number of Directors, Adoption of a New Stock Option Plan and the

Granting of Stock Options under the New Proposed Stock Option Plan at any time without the further approval of the shareholders of the Company.

Other Matters

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting the common shares represented by the Proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by Proxy.

Matters which may properly come before the Meeting shall be any matter not effecting a change in the Articles or Memorandum of the Company or not disposing of all or substantially all of the assets of the Company.

DATED at Vancouver, British Columbia, on this 13th day of April, 2004.

BY ORDER OF THE BOARD OF DIRECTORS OF
ARGENT RESOURCES LTD.

"Bernard Dewonck"

Bernard Dewonck
President and Director

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Argent Resources Ltd.

We have audited the balance sheets of Argent Resources Ltd. as at November 30, 2003 and 2002 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Davidson & Company

Vancouver, Canada

Chartered Accountants

February 18, 2004

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

ARGENT RESOURCES LTD.
BALANCE SHEETS
AS AT NOVEMBER 30

		2003		2002
ASSETS				
Current				
Cash	$	154,422	$	69,525
Receivables		4,555		1,928
Prepaid expense		60,000		-
Notes receivable (Note 3)		-		31,300
		218,977		102,753
Long-term investment (Note 4)		1		-
Property and equipment (Note 5)		654		1,158
Mineral properties (Note 6)		412,470		17,012
	$	632,102	$	120,923
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)				
Current				
Accounts payable and accrued liabilities	$	121,402	$	47,010
Note payable (Note 7)		-		35,000
		121,402		82,010
Debenture payable (Note 8)		-		136,411
		121,402		218,421
Shareholders' equity (deficiency)				
Capital stock (Note 10)		7,640,794		6,705,468
Contributed surplus (Note 10)		29,534		-
Subscriptions receivable (Note 10)		(101,250)		-
Deficit		(7,058,378)		(6,802,966)
		510,700		(97,498)
	$	632,102	$	120,923

Nature and continuance of operations (Note 1)
Subsequent events (Note 15)

On behalf of the Board:

_______________ Director _______________ Director

The accompanying notes are an integral part of these financial statements.

ARGENT RESOURCES LTD.
STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED NOVEMBER 30

	2003	2002
EXPENSES		
Administration fees	$ 6,000	$ 7,000
Amortization	504	671
Consulting fees	8,413	15,294
Interest and loan bonus	296	33,643
Investor relations	81,192	-
Management fees	28,037	19,673
Office and miscellaneous	13,199	10,171
Professional fees	32,365	29,777
Rent	21,355	24,971
Shareholder communications	11,632	10,884
Stock-based compensation (Note 10)	8,294	-
Transfer agent and filing fees	16,668	10,778
Travel	2,569	-
	(230,524)	(162,862)
OTHER ITEMS		
Gain on settlement of debt	6,411	-
Write-down of long-term investment (Note 4)	(31,299)	-
Write-down of notes receivable (Note 3)	-	(283,700)
Write-off of receivable	-	(50,000)
	(24,888)	(333,700)
Loss for the year	(255,412)	(496,562)
Deficit, beginning of year	(6,802,966)	(6,306,404)
Deficit, end of year	$ (7,058,378)	$ (6,802,966)
Basic and diluted loss per common share	$ (0.02)	$ (0.08)
Weighted average number of common shares outstanding	14,005,619	6,405,861

The accompanying notes are an integral part of these financial statements.

ARGENT RESOURCES LTD.
STATEMENTS OF CASH FLOWS
YEAR ENDED NOVEMBER 30

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (255,412)	$ (496,562)
Items not affecting cash:		
Amortization	504	671
Gain on settlement of debt	(6,411)	-
Interest accrued	-	29,368
Stock-based compensation	8,294	-
Write-down of long-term investment	31,299	-
Write-down of notes receivable	-	283,700
Write-off of receivable	-	50,000
Changes in non-cash working capital items:		
(Increase) decrease in receivables	(2,627)	2,044
Increase in prepaid expense	(60,000)	-
Increase in accounts payable and accrued liabilities	74,392	69,192
Cash flows used in operating activities	(209,961)	(61,587)
CASH FLOWS FROM INVESTING ACTIVITIES		
Mineral properties	(215,458)	(5,612)
Cash flows used in investing activities	(215,458)	(5,612)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of note payable	(35,000)	-
Proceeds from debenture payable	-	150,000
Repayment of debenture payable	(130,000)	(20,000)
Proceeds from issuance of capital stock	669,938	-
Recovery of share issuance costs	5,378	-
Cash flows provided by financing activities	510,316	130,000
Increase in cash during the year	84,897	62,801
Cash, beginning of year	69,525	6,724
Cash, end of year	$ 154,422	$ 69,525

Supplemental disclosures with respect to cash flows (Note 13)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of the Province of British Columbia and is in the business of exploring and developing its mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company's operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet is obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

	2003	2002
Working capital	$ 97,575	$ 20,743
Deficit	(7,058,378)	(6,802,966)

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization is provided annually over the estimated useful life using the following methods:

Computer software	3 years straight-line
Computer equipment	30% declining balance

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd...)

Long-term investment

Portfolio investments are accounted for using the cost basis. Declines in market value below cost are recognized when such declines are considered to be other then temporary.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production.

The recorded cost of mineral property interests is based on cash paid, the assigned value of share considerations issued for the mineral property and exploration costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Deferred exploration costs

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or abandoned or management has determined there to be an impairment. These costs will be amortized over the proven reserves available on the related property following commencement of production.

Values

The amounts shown for mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of current and future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal of property, plant and equipment and site restoration costs as required due to environmental law or contracts.

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd...)

Stock-based compensation

The Company grants stock options in accordance with the policies of the TSX Venture Exchange ("TSX"). Effective December 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The Company has adopted the use of the fair value-based method and therefore all awards to employees and non-employees will be recorded at fair value on the date of the grant and the associated expense will be amortized over the vesting period.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year and does not include outstanding options and warrants. Dilutive loss per share is not presented separately from loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive. At November 30, 2003 and 2002, the total number of potentially dilutive shares excluded from loss per share is 6,350,000 and Nil, respectively.

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. **NOTES RECEIVABLE**

The notes receivable totaled $315,000 (US$200,000), were non interest bearing, due on September 12, 2003 and were secured by 2,000,000 restricted common shares of Secureview Systems Inc. ("Secureview"). As a result of the debtor defaulting on the note payments, the Company exercised its right to acquire the Secureview common shares and recorded the acquisition as a long-term investment. The notes receivable were written down by $283,700 to $31,300 in fiscal 2002 to reflect the decline in the market value of the Secureview shares.

4. **LONG-TERM INVESTMENT**

As outlined in Note 3, the investment consists of 2,000,000 restricted common shares of Secureview. Management of the Company wrote-down the investment to a value of $1 to reflect an impairment in value.

5. **PROPERTY AND EQUIPMENT**

	2003			2002		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer software	$ 810	$ 810	$ -	$ 810	$ 586	$ 224
Computer equipment	2,471	1,817	654	2,471	1,537	934
	$ 3,281	$ 2,627	$ 654	$ 3,281	$ 2,123	$ 1,158

6. **MINERAL PROPERTIES**

	Iron Lake Claims, British Columbia	Harper Creek, British Columbia	Timmins Offset Gold Project, Ontario	Total 2003
Acquisition costs, beginning of year	$ 11,400	$ -	$ -	$ 11,400
Additions during the year	-	150,000	130,000	280,000
Acquisition costs, end of year	11,400	150,000	130,000	291,400
Deferred exploration costs, beginning of year	5,612	-	-	5,612
Additions during the year				
Administrative	576	-	505	1,081
Assaying	4,299	-	1,190	5,489
Geological consulting	5,520	-	45,272	50,792
Field personnel	6,950	-	16,831	23,781
License and Permits	3,430	-	2,107	5,537
Maps and drafting	1,355	-	21,090	22,445
Travel	1,288	-	5,045	6,333
	23,418	-	92,040	115,458
Deferred exploration costs, end of year	29,030	-	92,040	121,070
Total mineral properties	$ 40,430	$ 150,000	$ 222,040	$ 412,470

6. **MINERAL PROPERTIES** (cont'd…)

	Iron Lake Claims, British Columbia	Total 2002
Acquisition costs, beginning of year	$ -	$ -
Additions during the year	11,400	11,400
Acquisition costs, end of year	11,400	11,400
Deferred exploration costs, beginning of year	-	-
Additions during the year		
Assaying	156	156
Consulting	4,210	4,210
Maps and drafting	1,246	1,246
	5,612	5,612
Deferred exploration costs, end of year	5,612	5,612
Total mineral properties	$ 17,012	$ 17,012

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties is in good standing.

Iron Lake Claims, British Columbia

The Company entered into an option agreement, subsequently amended, with Eastfield Resources Ltd. ("Eastfield") whereby the Company may earn up to a 70% interest subject to a 1.5% net smelter returns royalty ("NSR") in the Iron Lake Claims located in British Columbia. To date, the Company has incurred $29,030 in exploration expenditures, and issued 60,000 common shares of the Company for a value of $11,400. To earn its 55% interest, the Company is required to:

i) pay $5,000 and issue 60,000 common shares on or before February 1, 2004 (paid and issued subsequent to year end).
ii) pay $20,000, issue 60,000 common shares and incur additional exploration expenditures of $85,000 on or before July 9, 2004.
iii) pay $25,000, issue 60,000 common shares and incur additional exploration expenditures of $225,000 on or before July 9, 2005.
iv) pay $40,000, issue 60,000 common shares and incur additional exploration expenditures of $235,000 on or before July 9, 2006.

Upon earning its 55% interest the Company can earn an additional 15% by incurring an additional $450,000 in exploration expenses.

6. MINERAL PROPERTIES (cont'd...)

Harper Creek, British Columbia

The Company purchased a 100% interest in the Harper Creek claims located in the Kamloops mining district in British Columbia. The Company acquired the claims with a value of $150,000 by an exchange of a subscription receivable relating to a private placement of $150,000. The mineral claims are subject to a 2.5% NSR.

Timmins Offset Gold Project, Ontario

The Company entered into an option agreement to acquire an initial interest of 60% in the Timmins Offset Gold Project located in Ontario. The Company paid $100,000 and is required to pay $50,000 and incur a minimum of $500,000 in exploration expenditures on or before each of May 21, 2004, 2005, 2006 and 2007. For any year that the exploration expenditure obligation is not met, the Company is required to make an additional cash payment of $50,000. A finder's fee of 120,000 common shares, valued at $30,000, was also paid. The Company can earn an additional 10% by delivering a feasibility study on or before May 21, 2010. The mineral property is subject to a 5.5% NSR.

7. NOTE PAYABLE

	2003	2002
Note payable, bearing interest at 1% per month, secured by a general security agreement. During the year ended November 30, 2003, the note was repaid in full.	$ -	$ 35,000

8. DEBENTURE PAYABLE

	2003	2002
Debenture payable, bearing interest at 12% per annum, secured by a fixed charge over the Company's assets and due on December 31, 2003. The principal was repaid during the current year, and the balance of $6,411, representing accrued interest, was recorded as gain on settlement of debt.	$ -	$ 136,411

9. RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities are amounts due to related parties, totalling $18,631 (2002 - $3,320) for services rendered and are non-interest bearing, unsecured and have no fixed terms of repayment.

The fair value of amounts due to related parties cannot be determined as there are no specific terms of repayment.

9. RELATED PARTY TRANSACTIONS (cont'd...)

The Company entered into the following transactions with related parties:

a) Paid or accrued administrative fees of $6,000 (2002 - $1,000) to an individual related to a director and $Nil (2002 - $6,000) to a company controlled by a director.

b) Paid or accrued management fees of $28,037 (2002 - $19,673) to a company controlled by a director.

c) Paid or accrued geological consulting fees of $22,376 (2002 - $Nil) to directors and $25,476 (2002 - $Nil) to companies controlled by directors.

d) Paid or accrued consulting fees of $8,413 (2002 - $13,673) to directors.

e) Paid or accrued rent of $5,000 (2002 - $24,971) to a company controlled by a director.

f) The Company purchased a 100% interest in the Harper Creek claims as outlined in Note 6, from a corporation in which a director of the Company is a director of the corporation.

g) Issued Nil (2002 - 576,691) common shares to a director and companies controlled by a director as settlement of accounts payable and accrued liabilities totalling $Nil (2002 - $109,564).

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

10. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus
Authorized			
100,000,000 common shares without par value			
Issued			
Balance, November 30, 2001	6,259,760	$ 5,892,257	$ -
Mineral property	60,000	11,400	-
Settlement of debt	3,295,064	801,811	-
Balance, November 30, 2002	9,614,824	6,705,468	-
Private placement (a)	6,000,000	878,760	21,240
Issuance costs	-	(33,434)	-
Stock options	400,000	60,000	-
Mineral property	120,000	30,000	-
Stock-based compensation	-	-	8,294
Balance, November 30, 2003	16,134,824	$ 7,640,794	$ 29,534

10. CAPITAL STOCK (cont'd...)

(a) On April 17, 2003, the Company issued 6,000,000 units at a price of $0.15 per unit for gross proceeds of $900,000. Each unit was comprised of one common share and one share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share at a price of $0.20 on or before April 17, 2004, and at a price of $0.25 on or before April 17, 2005. Of the total consideration, $878,760 was allocated to common shares in capital stock and $21,240 was allocated to warrants in contributed surplus. As at November 30, 2003, the Company had share subscriptions receivable related to this private placement of $101,250, which was received subsequent to the year end.

Stock options

The Company has a stock option plan in place, subject to regulatory approval, under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, November 30, 2001 and 2002	-	$ -
Options granted	900,000	0.15
Options exercised	(400,000)	0.15
Options cancelled	(150,000)	0.15
Balance, November 30, 2003	350,000	$ 0.15
Number of options currently exercisable	350,000	$ 0.15
Weighted average fair value of options granted during fiscal 2003		$ 0.01

As at November 30, 2003, the following incentive stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date
350,000	$ 0.15	January 13, 2005

10. CAPITAL STOCK (cont'd...)

Stock-based compensation

The total stock-based compensation recognized under the fair value method was $8,294, using the Black-Scholes option-pricing model.

The following assumptions were used for the Black-Scholes option pricing model valuation of stock options granted during the year:

Risk-free interest rate	3.22%
Expected life of options	2 years
Annualized volatility	60%
Dividend rate	0.00%

Warrants

At November 30, 2003, warrants were outstanding enabling holders to acquire the following number of shares:

Number of Shares		Exercise Price	Expiry Date
6,000,000		$ 0.20	April 17, 2004
	if not, then at	0.25	April 17, 2005

11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, subscriptions receivable, long-term investment, accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

12. SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mining sector. The Company's mining operations are centralized whereby management of the Company is responsible for business results and the everyday decision making. The Company's operations therefore are segmented on a geographic basis.

The Company's mineral properties are all located in Canada.

13. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

		2003		2002
Cash paid during the year for interest	$	296	$	4,445
Cash paid during the year for income taxes	$	-	$	-

Significant non-cash transactions for the year ended November 30, 2003 included:

a) The Company issuing 675,000 common shares as part of a private placement for subscriptions receivable of $101,250.

b) The Company assigning a subscription receivable of $150,000 relating to 1,000,000 common shares of a private placement, for the purchase of Harper Creek mineral property, as outlined in Note 6.

c) The Company issuing 120,000 common shares valued at $30,000 as a finder's fee pursuant to the Timmins Offset Gold Project mineral property agreement (Note 6).

Significant non-cash transactions for the year ended November 30, 2002 included:

a) The Company issuing 1,088,082 common shares to settle accounts payable and accrued liabilities totalling $160,707.

b) The Company issuing 2,206,982 common shares to settle notes payable and accrued interest totalling $641,104.

c) The Company issuing 60,000 common shares valued at $11,400 pursuant to the Iron Lake Claims mineral property agreement (Note 6).

14. INCOME TAXES

A reconciliation of income taxes (recovery) at statutory rates with the reported taxes (recovery) is as follows:

		2003		2002
Loss for the year	$	(255,412)	$	(496,562)
Expected income taxes recovery at statutory rates	$	(96,035)	$	(196,639)
Net non-deductible items		31,576		112,611
Deductible items		(2,514)		-
Unrecognized benefits of non-capital losses		66,973		84,028
Total income tax recovery	$	-	$	-

14. INCOME TAXES (cont'd...)

Details of future income tax assets are as follows:

	2003	2002
Future income tax assets:		
Capital loss carryforwards	$ 245,000	$ 66,000
Mineral properties	197,000	210,000
Non-capital loss carryforwards	488,000	504,000
Other assets	900	800
Total future income tax assets	930,900	780,800
Less: Valuation allowance	(930,900)	(780,800)
Net future income tax assets	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $1,370,000. These losses, if not utilized, will expire through 2010. Subject to certain restrictions, the Company also has capital losses of approximately $687,000 and resource exploration expenditures of approximately $965,000 available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

15. SUBSEQUENT EVENTS

Subsequent to November 30, 2003, the Company:

a) Issued 60,000 common shares at a value of $13,200 and paid $5,000 pursuant to the Iron Lake claims mineral property agreement (Note 6).

b) Issued 3,998,332 units at $0.15 per unit pursuant to a flow-through private placement. Each unit is comprised of one common share and one-half share purchase warrant exercisable at $0.20 on or before January 19, 2006. Finder's fees consisting of 44,000 non flow-through units at $0.15 per unit were issued with the same terms of the offering and $33,200 in cash was paid.

SCHEDULE A: FINANCIAL INFORMATION

See attached audited financial statements for the year ended November 30, 2003.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See attached audited financial statements for the year ended November 30, 2003.

2. The Company entered into the following transactions with related parties:

   a) Paid or accrued administrative fees of $6,000 (2002 - $1,000) to an individual related to a director and $Nil (2002 - $6,000) to a company controlled by a director.

   b) Paid or accrued management fees of $28,037 (2002 - $19,673) to a company controlled by a director.

   c) Paid or accrued geological consulting fees of $22,376 (2002 - $Nil) to directors and $25,476 (2002 - $Nil) to companies controlled by directors.

   d) Paid or accrued consulting fees of $8,413 (2002 - $13,673) to directors.

   e) Paid or accrued rent of $5,000 (2002 - $24,971) to a company controlled by a director.

   f) Issued Nil (2002 - 576,691) common shares to a director and companies controlled by a director as settlement of accounts payable and accrued liabilities totalling $Nil (2002 - $109,564).

   g) Included in accounts payable and accrued liabilities are amounts due to related parties, totalling $18,631 (2002 - $3,320) for services rendered and are non-interest bearing, unsecured and have no fixed terms of repayment.

   These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

3. a) For the year ended November 30, 2003, common shares were issued as follows:

Date	Type of Security	Type of Issue	Number of Shares	Price per Share	Total Value	Type of Consideration	Commissions
April 17, 2003	Common shares	Private Placement	6,000,000	$ 0.15	$ 900,000	Cash	$ 38,813
August 29, 2003	Common shares	Stock options	400,000	0.15	60,000	Shares for services	-
November 19, 2003	Common shares	Mineral property option	120,000	0.25	30,000	Mineral property interest	-

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd...)

b) Summary of options granted during the year ended November 30, 2003:
- Gary Schellenberg – 200,000 stock options at $0.15 granted on January 13, 2003, expiring January 13, 2005.
- Bernard Dewonck – 75,000 stock options at $0.15 granted January 13, 2003, expiring January 13, 2005.
- John Fraser – 75,000 stock options at $0.15 granted January 13, 2003, expiring January 13, 2005.
- John Perks – 200,000 stock options at $0.15 granted January 13, 2003, expiring January 13, 2005.
- Charles Flynn – 200,000 stock options at $0.15 granted January 13, 2003, expiring January 13, 2005.
- Don Jefferies – 100,000 stock options at $0.15 granted January 13, 2003, expiring January 13, 2005. *
- Alfonso Quijada – 50,000 stock options at $0.15 granted January 13, 2003, expiring January 13, 2005. *

* These options have been cancelled.

4. a) Authorized: 100,000,000 common shares without par value

b) Issued: 16,134,824 common shares with a stated value of $7,640,793.

c) Summary of stock options and warrants outstanding:
- 350,000 stock options at $0.15, expiring January 13, 2005.
- 6,000,000 warrants at $0.20 expiring April 17, 2004 or at $0.25 expiring April 17, 2005.

d) There are no shares held in escrow or subject to a pooling agreement.

5. List of directors and officers: Gary Schellenberg – Director and CEO
Bernard Dewonck – Director and President
John Fraser – Director
Don Perks - Director
Eileen Browne – Secretary

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

The Company is incorporated under the laws of the Province of British Columbia and is in the business of exploring and developing its mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

Discussion of Operations

Timmins Offset Gold Project, Ontario

The Company entered into an option agreement to acquire an initial interest of 60% in the Timmins Offset Gold Project located in Ontario. The Company paid $100,000 and is required to pay $50,000 and incur a minimum of $500,000 in exploration expenditures on or before each of May 21, 2004, 2005, 2006 and 2007. For any year that the exploration expenditure obligation is not met, the Company is required to make an additional cash payment of $50,000. A finder's fee of 120,000 common shares, valued at $30,000, was also paid. The Company can earn an additional 10% by delivering a feasibility study on or before May 21, 2010. The mineral property is subject to a 5.5% NSR.

Detailed evaluation of project data was carried out throughout the quarter, consisting of re-examination and re-logging of the most recently drilled core and entry of assay data into a drafting program to enable graphic display in three dimensions. The purpose of this work is to define a deposit geometry that will form the basis for future drilling, to both elevate current resource definition and to indicate potential areas for further drilling to expand the deposit. A consulting retainer agreement was signed with W.O. Karvinen and Associates Ltd. with respect to the Nickel Offsets project in particular, as well as the Timmins area in general, to conduct this work.

Preliminary diagrams and hyotheses of deposit geometry were generated for initial presentations to solicit flow-through funding for the project. It appears that gold occurrence is not controlled by stratigraphy, the premise which guided previous drilling, but rather by fault structures that crosscut the stratigraphy at a shallow angle. The result is significant strike and depth potential which had previously been discounted, and which will the target for a drilling program later this year.

The Timmins, Ontario Gold Camp is situated at the western end of the Archean Abitibi Greenstone Belt, one of the great gold and base-metal mineral belts of the world. The eight major gold mines of the Timmins area have produced more than 50 million ounces, with a weighted average gold grade of 0.26 oz./ton. The Timmins Offsets Gold Project is located in SW Tully Township, 40 km NNE of Timmins.

Iron Lake Claims, British Columbia

The Company has an option agreement with Eastfield Resources Ltd. ("Eastfield") whereby the Company may earn up to a 70% interest subject to a 1.5% net smelter returns royalty ("NSR") in the Iron Lake Claims located in British Columbia. To date, the Company has incurred $29,030 in exploration expenditures, and issued 60,000 common shares of the Company for a value of $11,400. To earn its 55% interest, the Company is required to:

i) pay $5,000 and issue 60,000 common shares on or before February 1, 2004 (paid and issued subsequent to year end).
ii) pay $20,000, issue 60,000 common shares and incur additional exploration expenditures of $85,000 on or before July 9, 2004.
iii) pay $25,000, issue 60,000 common shares and incur additional exploration expenditures of $225,000 on or before July 9, 2005.
iv) pay $40,000, issue 60,000 common shares and incur additional exploration expenditures of $235,000 on or before July 9,

2006.

Upon earning its 55% interest the Company can earn an additional 15% by incurring an additional $450,000 in exploration expenses.

An airborne magnetometer – EM survey is being proposed as the next step in exploration of the property. Funding for this survey is being sought, either by means of an option to a third party, or by flow-through financing.

The Iron Lake property is located approximately 45 kilometers northeast of the city 100 Mile House in the South Cariboo region of British Columbia.

Harper Creek, British Columbia

The Company purchased a 100% interest in the Harper Creek claims located in the Kamloops mining district in British Columbia. The Company paid $150,000 for the claims by an assignment of a subscription receivable for a private placement of $150,000. The mineral claims are subject to a 2.5% NSR.

Private Placement

On April 17, 2003, the Company issued 6,000,000 units at a price of $0.15 per unit for gross proceeds of $900,000. Each unit was comprised of one common share and one share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share at a price of $0.20 on or before April 17, 2004, and at a price of $0.25 on or before April 17, 2005. Of the total consideration, $878,760 was allocated to common shares in capital stock and $21,240 was allocated to warrants in contributed surplus. As at November 30, 2003, the Company had share subscriptions receivable related to this private placement of $101,250. These funds were received subsequent to the year end.

Stock Options Granted

On January 13, 2003, the Company granted 900,000 stock options to various directors and employees at $0.15 exercisable until January 13, 2005. A total of 150,000 of these options were cancelled.

Use of Funds

During the year ended November 30, 2003, the Company had a net loss of $255,412 (2002 - $496,562). Some of the more significant items comprising this loss are as follows: administration fees of $6,000 (2002 - $7,000); consulting fees of $8,413 (2002 - $15,294); investor relation expenses of $81,192 (2002 - $Nil); management fees of $28,037 (2002 - $19,673); office and miscellaneous expenses of $13,199 (2002 - $10,171); professional fees of $32,365 (2002 - $24,971); shareholder communications of $11,632 (2002 - $10,884); transfer agent and filing fees of $16,668 (2002 - $10,778) and travel costs of $2,569 (2002 - $Nil).

The Company also incurred a gain on settlement of debt of $6,411 (2002 - $Nil) and a write-down of long-term investments of $31,299 (2002 - $Nil).

Related Party Transactions

The Company entered into the following transactions with related parties:

a) Paid or accrued administrative fees of $6,000 (2002 - $1,000) to an individual related to a director and $Nil (2002 - $6,000) to a company controlled by a director.

b) Paid or accrued management fees of $28,037 (2002 - $19,673) to a company controlled by a director.

c) Paid or accrued geological consulting fees of $22,376 (2002 - $Nil) to directors and $25,476 (2002 - $Nil) to companies controlled by directors.

d) Paid or accrued consulting fees of $8,413 (2002 - $13,673) to directors.

e) Paid or accrued rent of $5,000 (2002 - $24,971) to a company controlled by a director.

f) Issued Nil (2002 - 576,691) common shares to a director and companies controlled by a director as settlement of accounts payable and accrued liabilities totalling $Nil (2002 - $109,564).

g) Included in accounts payable and accrued liabilities are amounts due to related parties, totalling $18,631 (2002 - $3,320) for services rendered and are non-interest bearing, unsecured and have no fixed terms of repayment.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

Investor relations

On August 31, 2003, the Company terminated an investor relations agreement for $5,000 a month due to Capital Associates due to a budget short fall. The agreement was originally entered on October 1, 2002 and could be terminated on fourteen days notice. In November, 2003 Capital Associates was again retained to provide media and investor relation services to publicize the Company's exploration activities and to promote the Company to the media and to potential shareholders within Canada and overseas. The Company also utilizes in-house staff to handle investor calls, to update the Company website, and to prepare marketing materials.

Subsequent Events

Iron Lake property agreement amended

On January 5, 2004, the Company issued 60,000 common shares at a value of $13,200 and paid $5,000 pursuant to the Iron Lake claims mineral property agreement (Note 6 on audited financial statements for the year ended November 30, 2003).

On February 9, 2004, the Company announced that it has amended its 2002 option agreement with Eastfield Resources on the Iron Lake copper, gold and palladium property whereby the Company may earn a 55-per-cent interest by issuing 300,000 shares (120,000 now issued), making option payments totalling $85,000 ($5,000 now paid) and completing exploration expenditures totalling $1.01-million by July, 2007 ($15,000 now completed). Argent may increase its interest by an additional 15 per cent to 70 per cent by spending an additional $1-million within the same time period. The amended agreement requires Argent to complete an airborne survey, estimated to cost $85,000, before July 9, 2004.

Private placement

On January 26, 2004, the Company announced that it had closed and issued 3,998,332 units at $0.15 per unit pursuant to a flow-through private placement. Each unit is comprised of one common share and one-half share purchase warrant exercisable at $0.20 on or before January 19, 2006. Finder's fees consisting of 44,000 non flow-through units at $0.15 per unit were issued with the same terms of the offering and $33,200 in cash was paid.

The proceeds of the private placement will fund the ongoing drill program at Argent's Timmins Offsets Gold Project and the upcoming exploration program at Iron Lake Project in British Columbia.

New director appointed

On January 21, 2004, the Company announced the appointment of John Hiner to the Board of Directors. Mr. Hiner has over 30 years of experience in resource exploration and management worldwide. Mr. Hiner has managed successful exploration, acquisition, and development programs for metals and industrial minerals on four continents. His range of experience includes petroleum exploration, energy minerals, and geothermal energy development. Mr. Hiner has managed projects from a conceptual exploration stage to positive feasibility and finance level studies on proven deposits in South America, Central America, North America, and Africa. As both geologist and manager, Mr. Hiner has held positions of increasing responsibility with a variety of companies, ranging in size from multinational Phillips Petroleum Company to Canadian junior company Champion Resources Inc. Mr. Hiner is currently President, CEO, and Director of Geocom Resources Inc., an OTCBB-traded company with projects in North and South America. Mr. Hiner received a B.Sc. in geology from San Diego State University, and a M.Sc. in Geology from the Mackay School of Mines, University of Nevada-Reno.

Diamond-drilling commences on Timmins Offsets Gold Property

On February 5, 2004, the Company announced that diamond-drilling has commenced on its Timmins Offsets Gold Property, located near Timmins, Ontario. The drill program will consist of approximately 4500 metres of drilling and will test a recently completed re-interpretation of the gold mineralization previously delineated at this property. Recent drilling by Black Pearl Minerals, Argent's partner encountered visible gold in 41 of 61 drill holes, and includes such intercepts as 319.2 g/t over 5.18 m, 53.7 g/t over 3.5 m, 18.6 g/t over 13.4 m, 5.7 g/t over 12.6 m, and 10.6 g/t over 8.0 m, among several other significant results. Argent considers the results to be indicative of a very strongly mineralized gold system.

Bryan Joseph McKay, B.Sc. and M.Sc., P.Geo Scientist (Ontario) is Argent's project geologist and Qualified Person, as defined by National Instrument 43-101, for the Timmins Offsets Gold Project.

On March 3, 2004, the Company announced that a second diamond drill was being mobilized to the Timmins Offsets Gold Property in Ontario. This second drill, which is expected to be in place by the end of this week, has been brought to the property to accelerate Argent's 4500-metre drill program, so that this phase of property exploration will be well advanced prior to Spring break-up. Both drills are being operated by Bradley Brothers Ltd., an international core-drilling company with its head office in Rouyn-Noranda, Quebec, and a branch in Timmins, Ontario.

Investor Relations Contract

On March 5, 2004, the Company announced that it signed Capital Associates to a one-year term to supply investor relations' services that will complement the Company's existing personnel. Capital Associates will receive $5,000/month for its services. This contract is subject to regulatory approval.

Annual General Meeting

The Company announced that its Annual General Meeting is scheduled for May 18, 2004.

Financings, Principal Purposes and Milestones

On April 17, 2003, the Company issued 6,000,000 units at a price of $0.15 per unit for gross proceeds of $900,000. Each unit was comprised of one common share and one share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share at a price of $0.20 on or before April 17, 2004, and at a price of $0.25 on or before April 17, 2005. Of the total consideration, $878,760 was allocated to common shares in capital stock and $21,240 was allocated to warrants in contributed surplus. As at November 30, 2003, the Company had share subscriptions receivable related to this private placement of $101,250. These funds were received subsequent to the year end.

Liquidity and Solvency

The financial statements from Schedule A have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	November 30, 2003	November 30, 2002
Deficit	$ (7,058,378)	$ (6,802,966)
Working capital	97,575	20,743

be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	November 30, 2003	November 30, 2002
Deficit	$ (7,058,378)	$ (6,802,966)
Working capital	97,575	20,743

ARGENT RESOURCES LTD.

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: TSXV: AOU
CUSIP #040103103

October 16, 2003

TIMMINS OFFSETS GOLD PROJECT UPDATE

Argent Resources Limited ("Argent") wishes to report on progress on its Timmins Offsets Gold Project (formerly named "Nickel Offsets Project"), optioned last May from Black Pearl Minerals Consolidated Inc. ("Black Pearl"). Argent's consultant, W.O Karvinen, Ph.D., P. Geo., has completed compilation of drilling data dating back to 1969 into digital and metric format, to facilitate evaluation in three dimensions using computer software. Together with this work Dr. Karvinen has reviewed all available drill logs, applying his prior experience and knowledge obtained while resident geologist in Timmins for the Ontario Geological Survey.

The most recent drilling in 1997, by Black Pearl, produced visible gold in 41 of 61 drill holes, and included such intercepts as 319.2 g/t over 5.18 m, 53.7 g/t over 3.5 m, 18.6 g/t over 13.4 m, 5.7 g/t over 12.6 m, and 10.6 g/t over 8.0 m, among several other significant results. These results are indicative of a very strongly gold mineralized system, and Argent is anticipating significant enhancement of the deposit, both in terms of grade and extent of definable reserves, based on Dr. Karvinen's work.

Dr. Karvinen has developed a new interpretation of the mode of occurrence of widespread significant gold values on the property, based on his intimate knowledge of other mines and deposits in the prolific Timmins gold camp. Whereas previous work at Timmins Offsets was based on the premise that gold values were stratigraphically controlled, this data review indicates rather a structural control, which presents significant new drill targets both at depth and along strike. The Company's new model suggests that the mineralized zone passes into the komatiitic ultramafic lavas along strike to the SSW as well as down dip at depth into unexplored areas of the property. This model reveals a significant target to the WSW along the strike of a quartz-carbonate vein zone.

The Timmins, Ontario Gold Camp is situated at the Western End of the Archean Abitibi Greenstone Belt, one of the great gold and base-metal mineral belts of the world. The eight major gold mines of the Timmins area have produced more than 50 million ounces, with a weighted average gold grade of 0.26 oz./ton. The Timmins Offsets Gold Project is located in SW Tully Township, 40 km NNE of Timmins.

Argent is earning up to a 70% interest in the Timmins Offsets Gold Project from Black Pearl. Argent has renamed the project in order to convey its location and geological character more descriptively.

ON BEHALF OF THE BOARD

Gary Schellenberg
Director

ARGENT RESOURCES LTD.

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: **TSXV: AOU**
CUSIP #040103103

November 26, 2003

ARGENT TO RAISE $750,000

Argent Resources Ltd. ("Argent") is announcing that it will be raising up to $750,000 through a non-brokered flow-through private placement of up to 5 million units at $0.15 per unit. Each unit consists of 1 share plus ½ share purchase warrant which can be exercised over a 2-year period at $0.20.

The proceeds of the private placement will be used to fund the first phase of drilling on Argent's Timmins Offsets Gold Project in Ontario and to further explore the Iron Lake Project in British Columbia. Argent has completed a comprehensive review and compilation of all previous drill data on the Timmins Offsets gold project, which has resulted in the re-interpretation of the occurrence of extensive high grade and visible gold as structurally rather than stratigraphically controlled. This considerably increases the exploration potential of the property, which is strategically located within the highly perspective Abitibi Greenstone Belt.

An 8% fee will be paid with respect to the private placement.

The above is subject to regulatory approval.

ON BEHALF OF THE BOARD

"Bernard Dewonck"

Bernard Dewonck
President and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

This release may contain forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by AOU with the TSX, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including potential fluctuations in financial results, dependence on new product development, rapid technological and market change, failure to complete the manufacture of network equipment on schedule and on budget, financial risk management and future growth subject to risks, and adverse changes in the regulatory or legislative environment. AOU undertakes no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ARGENT RESOURCES LTD.

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: TSXV: AOU
CUSIP #040103103

January 20, 2004

ARGENT TO ACQUIRE HARPER CREEK PROPERTY; ADDS MEMBER TO BOARD

Argent Resources Ltd. ("Argent") wishes to announce that it has acquired the existing mineral rights in the Harper Creek property from Secureview Systems Inc. ("Secureview"). Terms of the acquisition are a $150,000 cash payment for an outright purchase of a 100% interest in the property; the acquisition is subject to regulatory approval.

The property is situated in the Kamloops Mining District, 11 km southwest of Vavenby and is accessible by a network of forestry roads. Formerly known as the Hail-Harper Creek Property, it is host to what has been interpreted as a possible volcanogenic-exhalative copper deposit, with minor gold and silver values, situated in Paleozoic metamorphic rocks of the Eagle Bay Assemblage.

It was first discovered in 1966 by Noranda and Quebec Cartier Mining Company, and by 1973 more than 163 diamond drill holes totalling more than 25,830 metres had been drilled, defining two adjacent mineralized zones known as the Hail and Harper Creek Zones. A pre-feasibility study was conducted in 1988 by Phillips Barratt Kaiser Engineering Ltd. ("PBK") for Aurun Mines, which estimated what was then referred to as "mineable ore" totalling 65,340,000 tonnes grading 0.36% copper and "geological reserves" of 96,000,000 tonnes grading 0.41% copper. These figures and designations do not conform to present standards of disclosure with respect to resource or reserve calculations. The present holdings include the West or Harper Zone only, which includes the historical "mineable reserve" of 23,140,000 tonnes grading 0.40% copper and a "geological reserve" of 53,500,000 tonnes grading 0.42% copper according to the PBK study - an "indicated mineral resource" and a "mineral resource" in presently recognized terminology.

No further work was done until 1996, when American Comstock Exploration Ltd. (a former name of Secureview prior to a share consolidation) conducted an eight hole drill program. These holes were drilled outside the limits of the currently valid claims, and have not been factored into any resource calculations, however work assessment value was applied in part to the current holdings. Argent intends to compile all existing data in anticipation of further exploration on the property in Spring, 2004.

Argent also wishes to announce the appointment of John Hiner to the Board of Directors. Mr. Hiner has over 30 years of experience in resource exploration and management worldwide. Mr. Hiner has managed successful exploration, acquisition, and development programs for metals and industrial minerals on four continents. His range of experience includes petroleum exploration, energy minerals, and geothermal energy development. Mr. Hiner has managed projects from a conceptual exploration stage to positive feasibility and finance level studies on proven deposits in South America, Central America, North America, and Africa. As both geologist and manager, Mr. Hiner has held positions of increasing responsibility with a variety of companies, ranging in size from multinational Phillips Petroleum Company to Canadian junior company Champion Resources Inc. Mr. Hiner is currently President, CEO, and Director of Geocom Resources Inc., an OTCBB-traded company with projects in North and South America. Mr. Hiner received a B.Sc. in geology from San Diego State University, and a M.Sc. in Geology from the Mackay School of Mines, University of Nevada-Reno.

On behalf of the Board,

"Gary Schellenberg"

Gary Schellenberg
Director, Argent Resources Ltd.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

ARGENT RESOURCES LTD.

January 22, 2004

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: TSXV: AOU
CUSIP #040103103

TIMMINS OFFSETS GOLD PROJECT UPDATE

Argent Resources Limited ("Argent") is pleased to announce that diamond-drilling and exploration personnel have been mobilized to the Timmins Offsets Gold Property. Drilling is expected to begin next week. The drill program will consist of approximately 4500 metres of drilling and is designed to test a recently completed re-interpretation of the mineralization previously encountered on this property.

The most recent drilling in 1997, by Black Pearl, produced visible gold in 41 of 61 drill holes, and included such intercepts as 319.2 g/t over 5.18 m, 53.7 g/t over 3.5 m, 18.6 g/t over 13.4 m, 5.7 g/t over 12.6 m, and 10.6 g/t over 8.0 m, among several other significant results. These results are indicative of a very strongly gold mineralized system, and Argent is anticipating significant enhancement of the deposit.

The Timmins, Ontario Gold Camp is situated at the western end of the Archean Abitibi Greenstone Belt, one of the great gold and base-metal mineral belts of the world. The eight major gold mines of the Timmins area have produced more than 50 million ounces, with a weighted average gold grade of 0.26 oz./ton. The Timmins Offsets Gold Project is located in SW Tully Township, 40 km NNE of Timmins.

Bryan Joseph McKay, B.Sc. and M.Sc., P.Geo Scientist (Ontario) is the Qualified Person, as defined by National Instrument 43-101, for the Timmins Offsets Gold Project.

Argent is earning up to a 70% interest in the Timmins Offsets Gold Project from Black Pearl.

ON BEHALF OF THE BOARD

Gary Schellenberg
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-5091

ARGENT RESOURCES LTD.

January 26, 2004

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: **TSXV: AOU**
CUSIP #040103103

ARGENT CLOSES PRIVATE PLACEMENT

Argent Resources Ltd. ("Argent") is pleased to announce that it has closed a non-brokered private placement, previously announced November 26, 2003, of 3,998,332 units at $0.15/unit for total proceeds of $599,749.80. Each unit consists of 1 share plus 1 share purchase warrant which can be exercised over a 2-year period at $0.20 for a two-year period.

The proceeds of the private placement will fund the ongoing drill program at Argent's Timmins Offsets Gold Project in Ontario and an upcoming exploration program at Iron Lake Project in British Columbia.

An 8% fee will be paid with respect to the private placement.

The above transaction received regulatory approval on January 9, 2004.

ON BEHALF OF THE BOARD

Gary Schellenberg
Director

ARGENT RESOURCES LTD.

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: TSXV: AOU
CUSIP #040103103

February 5, 2004

Diamond-Drilling Commences on Timmins Offsets Gold Property

Argent Resources Limited ("Argent") is pleased to announce that diamond-drilling has commenced on it's Timmins Offsets Gold Property, located near Timmins, Ontario. The drill program will consist of approximately 4500 metres of drilling and will test a recently completed re-interpretation of the gold mineralization previously delineated at this property.

Recent drilling by Black Pearl Minerals, Argent's partner encountered visible gold in 41 of 61 drill holes, and includes such intercepts as 319.2 g/t over 5.18 m, 53.7 g/t over 3.5 m, 18.6 g/t over 13.4 m, 5.7 g/t over 12.6 m, and 10.6 g/t over 8.0 m, among several other significant results. Argent considers the results to be indicative of a very strongly mineralized gold system.

The Timmins, Ontario Gold Camp is situated at the western end of the Archean Abitibi Greenstone Belt, one of the great gold and base-metal mineral districts of the world. The eight major gold mines of the Timmins area have produced more than 65 million ounces. The Timmins Offsets Gold Project is located in SW Tully Township, 40 km NNE of Timmins.

Bryan Joseph McKay, B.Sc. and M.Sc., P.Geo Scientist (Ontario) is Argent's project geologist and Qualified Person, as defined by National Instrument 43-101, for the Timmins Offsets Gold Project.

Argent is earning up to a 70% interest in the Timmins Offsets Gold Project from Black Pearl Minerals.

ON BEHALF OF THE BOARD

John Hiner,
Director

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-5091

ARGENT RESOURCES LTD.

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: TSXV: AOU
CUSIP #040103103

February 9, 2004

Argent Resources and Eastfield Resources Amend Iron Lake Property Agreement And Work Plan

Argent Resources and Eastfield Resources have amended their 2002 option agreement on the Iron Lake copper, gold and palladium property whereby Argent Resources may earn a 55-per-cent interest by issuing 300,000 shares (120,000 now issued), making option payments totalling $85,000 ($5,000 now paid) and completing exploration expenditures totalling $1.01-million by July, 2007 ($15,000 now completed). Argent may increase its interest by an additional 15 per cent to 70 per cent by spending an additional $1-million within the same time period. The amended agreement requires Argent to complete an airborne survey, estimated to cost $85,000, before July 9, 2004.

The Iron Lake property is located approximately 45 kilometres northeast of the city of 100 Mile House in the South Cariboo region of British Columbia. The Iron Lake property is centred on a Triassic aged mafic-ultramafic intrusion with minimum dimensions of approximately five kilometres in each direction. Previous soil sampling (1989 and 2003) has defined a strong soil copper anomaly measuring 1,500 metres by 1,200 metres with associated palladium and or gold anomalies. Much of the Iron Lake property has not been soil sampled and much of the property is overburden covered. The helicopter borne survey will include both high-resolution magnetics and multichannel (dighem) electromagnetics.

ON BEHALF OF THE BOARD

John E. Hiner,
Director

ARGENT RESOURCES LTD.

March 3, 2004

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: TSXV: AOU
CUSIP #040103103

Second Drill Mobilized to Timmins Offsets Gold Property

Argent Resources Limited ("Argent") is pleased to announce that a second diamond drill is being mobilized to the Timmins Offsets Gold Property in Ontario. This second drill, which is expected to be in place by the end of this week, has been brought to the property to accelerate Argent's 4500-metre drill program, so that this phase of property exploration will be well advanced prior to Spring break-up. Both drills are being operated by Bradley Brothers Ltd., an international core-drilling company with its head office in Rouyn-Noranda, Quebec, and a branch in Timmins, Ontario.

The Timmins, Ontario Gold Camp is situated at the western end of the Archean Abitibi Greenstone Belt, one of the great gold and base-metal mineral districts of the world. The eight major gold mines of the Timmins area have produced more than 65 million ounces. The Timmins Offsets Gold Project is located in SW Tully Township, 40 km NNE of Timmins.

Bryan Joseph McKay, B.Sc. and M.Sc., P.Geo Scientist (Ontario) is Argent's project geologist and Qualified Person, as defined by National Instrument 43-101, for the Timmins Offsets Gold Project.

Argent is earning up to a 70% interest in the Timmins Offsets Gold Project from Black Pearl Minerals.

ON BEHALF OF THE BOARD

Gary Schellenberg
Director

ARGENT RESOURCES LTD.

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: TSXV: AOU
CUSIP #040103103

March 5, 2004

News Release

Argent Resources Limited ("Argent") wishes to announce that it has signed Capital Associates to a one-year term to supply the Company with investor relations' services that will complement Argent's existing personnel. Capital Associates will receive CDN$5,000/month for its services. This contract is subject to regulatory approval.

ON BEHALF OF THE BOARD

Gary Schellenberg
Director

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-5091

April 14, 2004

ARGENT RESOURCES LTD.

#620-650 West Georgia Street

Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: TSXV: AOU
CUSIP #040103103

BLACK PEARL MINERALS CONSOLIDATED INC.

James Fairbairn - Finance
120 Adelaide St. West
Suite 512
Toronto, ON M5H 1T1
Telephone: 905-337-2649

Mitch Lavery - Exploration
Telephone: 819-825-3264

Phase I Drilling Completed on Timmins Offsets Gold Property

Argent Resources Limited ("Argent") announces the completion of Phase I diamond-drilling on its Timmins Offsets Gold Property, located near Timmins, Ontario. The program, consisting of 3,972 metres of drilling in 13 holes, successfully tested the geometry and controls of gold mineralization previously delineated at this property. Bryan Joseph McKay, B.Sc. and M.Sc.(A.), P.Geo. Scientist (Ontario) is Argent's project geologist and Qualified Person, as defined by National Instrument 43-101, for the Timmins Offsets Gold Project.

Drill core from the project was transported on a daily basis to a locked and secured warehouse in Porcupine, near Timmins, where it was logged and marked for sampling by Mr. McKay, and cut accordingly under his direct supervision. Samples were collected and tagged in plastic bags then delivered either directly to Swastika Laboratories Ltd. in Swastika, Ontario, or to their transport agent in Timmins under the direct supervision of Mr. McKay. All samples are being analysed by fire assay. Rejects for selected samples are being submitted to Global Discovery Labs in Vancouver for total metallics analysis, with the exception of samples from the first hole, all of which were submitted to Swastika for total metallics analysis. These analyses are being done because of the common occurrence of coarse gold in gold deposits in the Timmins camp. Drilling conducted by Black Pearl Consolidated Minerals in 1997 encountered coarse gold in 41 of 61 holes drilled.

Results from this latest phase of drilling will be announced after all assays have been received and correlated with drill logs, expected in approximately three to four weeks. Drilling is expected to resume as soon as ground conditions permit after the spring break-up.

The Timmins, Ontario Gold Camp is situated at the western end of the Archean Abitibi Greenstone Belt, one of the great gold and base-metal mineral districts of the world. The eight major gold mines of the Timmins area have produced more than 65 million ounces. The Timmins Offsets Gold Project is located in SW Tully Township, 40 km NNE of Timmins.

Argent has the right to earn up to a 70% interest in the Timmins Offsets Gold Project from Black Pearl Minerals Consolidated Inc.

ON BEHALF OF THE BOARD

Bernard Dewonck
Director

ARGENT RESOURCES LTD.

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: TSXV: AOU
CUSIP #040103103

April 16, 2004

Non Brokered Private Placement Announced

Argent Resources Limited ("Argent") is pleased to announce that the company has arranged for the non-brokered private placement of 1,000,000 flow through units ($200,000) and 250,000 non-flow through units ($50,000) at $0.20/unit. Each unit consists of 1 share plus one-half warrant. The warrants are exercisable at $0.20 in the first year and at $0.25 in the second year.

Proceeds of the placement will be used on the Company's Timmins Offsets and Iron Lake projects and for general corporate purposes.

A finder's fee of 7% is payable with respect to a portion of the placement.

The above placement is subject to regulatory approval.

The Company also announces that it has accepted the resignation of Don Perks as director of the Company.

ON BEHALF OF THE BOARD

Gary Schellenberg
Director

ARGENT RESOURCES LTD.

April 30, 2004

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: TSXV: AOU
CUSIP #040103103

Non Brokered Private Placement - Repricing

Argent Resources Ltd. ("Argent") wishes to announce that the private, non-brokered placement announced on April 16, 2004 has been repriced at $0.15 per unit from $0.20. A total of 1,335,000 flow through units ($200,250) and 333,334 non-flow through units ($50,000) will now be issued. The warrant terms and exercise price will remain the same.

The Company also wishes to announce that it has issued a total of 1,500,000 incentive stock options to directors and employees, exercisable at $0.15 for a 2-year period. The option issuance is subject to the approval of a rolling stock option plan at the Company's upcoming annual general meeting.

The above placement is subject to regulatory approval.

ON BEHALF OF THE BOARD

Bernard Dewonck
President

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-5091

RECEIVED
2004 JUN -3 A 9:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED			DATE OF REPORT Y	M	D
ARGENT RESOURCES LTD.		03	08	31	03	10	22

ISSUER ADDRESS				
620 – 650 WEST GEORGIA STREET, P.O. BOX 11604				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 4N9	604-687-4670	604-681-0405
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
GARY SCHELLENBERG		DIRECTOR		604-681-0405
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
gschel@netrover.com		argentresources.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	GARY SCHELLENBERG	03	10	28
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	BERNARD DEWONCK	03	10	28

FIN51-901F Rev.2000/12/19

ARGENT RESOURCES LTD.

FINANCIAL STATEMENTS

(Prepared by Management)

AUGUST 31, 2003

ARGENT RESOURCES LTD.
BALANCE SHEETS
(Prepared by Management)
AS AT NOVEMBER 30, 2002 AND AUGUST 31, 2003

	Aug 2003	Nov 2002
ASSETS		
Current		
Cash	$ 85,687	$ 69,525
Receivables	482,216	1,928
Notes receivable (Note 2)	31,300	31,300
	599,203	102,753
Capital assets	746	1,158
Mineral properties (Note 3)	145,085	17,012
	$ 745,034	$ 120,923
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current		
Accounts payable and accrued liabilities	$ 44,030	$ 47,010
Notes payable	-	35,000
	44,030	82,010
Debenture payable (Note 4)	6,411	136,411
	50,441	218,421
Shareholders' deficiency		
Capital stock (Note 5)	7,626,656	6,705,468
Deficit	(6,932,063)	(6,802,966)
	694,593	(97,498)
	$ 745,034	$ 120,923

On behalf of the Board:

_______________________ Director _______________________ Director

The accompanying notes are an integral part of these financial statements.

ARGENT RESOURCES LTD.
STATEMENTS OF OPERATIONS AND DEFICIT
(Prepared by Management)
PERIOD ENDED AUGUST 31

	Three months ended 31 Aug		Nine months ended 31 Aug	
	2003	2002	2003	2002
EXPENSES				
Administration fees	$ 1,500	$ 0	$ 4,500	$ 6,000
Amortization	138	168	413	503
Consulting fees	600	0	7,512	10,621
Interest and bank charges	82	18,450	1,382	21,689
Management fees	7,010	0	21,028	15,000
Office and miscellaneous	3,900	580	9,853	9,753
Professional fees	0	8,742	7,992	11,994
Rent	4,672	0	16,355	15,000
Shareholder communications	17,504	180	51,383	828
Transfer agent and filing fees	2,134	1,559	15,282	7,335
	(37,540)	(29,679)	(135,700)	(98,723)
OTHER ITEMS				
Interest income	260	208	1,225	209
Recovery of Public Offering Costs	5,378	-	5,378	-
	5,638	208	6,603	209
Loss for the period	(31,902)	(29,471)	(129,097)	(98,514)
Deficit, beginning of period	(6,900,161)	(6,375,447)	(6,802,966)	(6,306,404)
Deficit, end of period	$(6,932,063)	$ (6,404,918)	$(6,932,063)	(6,404,918)
Basic and diluted loss per share	$ (0.002)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of shares outstanding	15,628,157	6,259,760	12,553,510	6,259,760

The accompanying notes are an integral part of these financial statements.

ARGENT RESOURCES LTD.
STATEMENTS OF CASH FLOWS
(Prepared by Management)
PERIOD ENDED AUGUST 31

	Three months ended Aug 31		Nine months ended Aug 31	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (31,902)	$ (29,471)	$ (129,097)	$ (98,514)
Items not affecting cash:				
Amortization	138	168	413	503
Interest accrued on loan payable		16,929		17,780
Changes in non-cash working capital items:				
(Increase) decrease in receivables	(2,682)	1,685	(480,289)	2,948
(Increase) decrease in prepaid expenses	10,000	-	0	-
Decrease in accounts payable and accrued liabilities	5,130	7,469	(2,980)	56,442
Cash used in operating activities	(19,316)	(3,220)	(611,953)	(20,841)
CASH FLOWS FROM INVESTING ACTIVITIES				
Mineral properties	(83,491)	(4,210)	(128,073)	(4,210)
Cash used in investing activities	(83,491)	(4,210)	(128,073)	(4,210)
CASH FLOWS FROM FINANCING ACTIVITIES				
Loan proceeds	-	150,000	-	162,045
Proceeds from debenture payable	-	-	-	-
Repayment of debenture payable	-	-	(165,000)	-
Subscriptions received in advance		-	-	-
Capital stock issued	60,000	-	921,188	-
Cash provided by financing activities	60,000	150,000	756,188	162,045
Change in cash position during the period	(42,807)	142,750	16,162	136,994
Cash position, beginning of period	128,494	1,148	69,525	6,724
Cash position, end of period	$ 85,687	$ 143,718	$ 85,687	$ 143,718

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of the Province of British Columbia and is in the business of exploration and development of mineral properties.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future.

2. NOTES RECEIVABLE

The notes receivable totaling $31,300 are non interest bearing, mature on September 12, 2003 and are secured by 2,000,000 common shares of Secureview (Note 5). The notes receivable, originally for $315,000 (US $200,000), were received in exchange for the common shares of Secureview (Note 3) and were subsequently written down by $283,700 to reflect the market value of the 2,000,000 Secureview shares held as collateral.

3. MINERAL PROPERTIES

		Acquisition Costs		Deferred Exploration Costs	Total	Aug 2003		Nov 2002
Iron Lake Claims, British Columbia	$	11,400	$	27,333	$	38,733	$	17,012
Nickel Offsets Gold Deposit, Ontario	$	50,000	$	56,352	$	106,352	$	0

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Iron Lake Claims, British Columbia

The Company entered into an option agreement with Eastfield Resources Ltd. ("Eastfield") whereby the Company may earn up to a 70% interest in the Iron Lake Claims located in British Columbia. To earn a 55% interest, the Company is required to incur $1,000,000 in exploration expenditures, make cash payments totalling $100,000 and provide a staged issuance of 300,000 common shares of the Company over the next four years. To earn an additional 15%, the Company must incur an additional $1,000,000 in exploration expenses.

During the period ended Aug 31, 2003, the Company incurred $21,721 on exploration expenditures.

Nickel Offsets Gold Deposit, Ontario

The Company entered into negotiations on an option, subject to regulatory approval, to earn a 60% interest in the Nickel Offsets Gold Deposit located in the Tully Township of the Porcupine Mining Division in Ontario for consideration of cash payments of $25,000 upon signing of a formal agreement, $25,000 upon regulatory approval, $50,000 upon completion of a forty-five day due diligence period and $50,000 in each of the next four years. Exploration expenditures are to be $3,000,000 over the next four years and a $50,000 fee is payable in any year that a minimum work program of $500,000 is not completed.

Deferred exploration costs

	Iron Lake Claims, British Columbia	Nickel Offsets Gold Deposit, Ontario
Balance, beginning of the period	$ 5,612	$ -
Additions during the year:		
Administrative	$ 575	$ 348
Assaying, testing and analysis	4,299	-
Field Personnel	6,950	16,409
Consulting	4,620	34,252
Miscellaneous	-	40
Travel	1,288	3,336
Licenses & Permits	3,430	-
Maps and drafting	559	1,967
	$ 21,721	$ 56,352
Balance, period ended Aug 31, 2003	$ 27,333	$ 56,352

4. **DEBENTURE PAYABLE**

Debenture payable, bears interest at 12% per annum, secured by a fixed charge over the Company's assets and due on December 31, 2003. The debenture payable includes a principle balance of $130,000 and accrued interest of $6,411. The principle balance was repaid during the period.

5. **CAPITAL STOCK**

	Number of Shares	Amount
Authorized		
100,000,000 common shares without par value		
Issued and outstanding:		
At November 30, 2002	9,614,824	$ 6,705,468
Private Placement	6,000,000	900,000
Stock Options	400,000	60,000
Share Issue Costs	-	(38,812)
At Aug 31, 2003	16,014,824	$ 7,626,656

Stock options and warrants

The Company, in accordance with the policies of the TSX-V, is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

As at Aug 31, 2003, the following incentive stock options and share purchase warrants were outstanding:

	Number of Shares		Exercise Price	Expiry Date
Options	500,000		$ 0.15	January 13, 2005
Warrants	6,000,000		0.20	April 17, 2004
		then at	0.25	April 17, 2005

6. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued $4,500 for administration fees to the spouse of a director.

b) Paid or accrued $25,064 for consulting fees to two directors.

c) Paid or accrued $21,028 for management services to a company controlled by a director.

d) Paid or accrued $7,404 for office expenses to a company controlled by a director.

Included in accounts payable and accrued liabilities is $14,902 owing to companies controlled by directors.

7. SUBSEQUENT EVENTS

The following events occurred subsequent to Aug 31, 2003:

The formal agreement to acquire an option on the Nickel Offsets Gold Deposit, signed with Pearl received TSX Venture Exchange approval on September 9, 2003. The balance of $25,000 toward the cash payment due at the end of the 45 day due diligence period was paid to Pearl, as was the $25,000 due upon regulatory approval. The issuer has now paid $100,000 of the total $200,000 due in cash over the four year term of the option agreement.

Management has decided to initiate a name change for its Timmins area project, from "Nickel Offsets" to "Timmins Offsets" to remove the perception that the project is a nickel rather than a gold deposit. Dr. Karvinen has completed the data entry and re-interpretation of the project and has submitted a comprehensive report, which includes numerous cross and long sections depicting gold distribution in the context of the postulated structural rather than stratigraphic controls. Presentations have been made to a number of brokerage companies to solicit flow-through funding using the data generated by Dr. Karvinen.

SCHEDULE B - SUPPLEMENTARY INFORMATION

Section 1

Analysis of expenses and deferred costs
Breakdown of expenditures by major category:
See Schedule A Financial Statements

Section 2

Related party transactions
Paid or accrued $4,500 for administration fees to the spouse of a director.
Paid or accrued $25,064 for consulting fees to two directors.
Paid or accrued $21,028 for management services to a company controlled by a director.
Paid or accrued $7,404 for office expenses to a company controlled by a director.

Section 3

Summary of securities issued and options granted during the period

a) Securities issued during the period:
6,000,000 common shares @ $0.15 per share pursuant to a private placement of 6,000,000 units. Each unit consists of one common share plus one warrant to acquire an additional common share for $0.20 for the first year and $0.25 for the second year.

400,000 common shares @ $0.15 pursuant to the exercise of stock options.

b) Options granted during the period:
The Company granted incentive stock options enabling directors to acquire up to 350,000 common shares and employees 550,000 common shares exercisable at a price of $0.15 until January 13, 2005

Section 4

Summary of securities as at the end of the period

a) Authorized and issued share capital:
100,000,000 Common shares without par value

b) Issued and Fully Paid

	No. of Shares	Amount
Balance, November 30, 2002	9,614,824	$ 6,705,468
Private Placement	6,000,000	900,000
Stock Options	400,000	60,000
Share Issue Costs	-	(38,812)
Balance, May 31, 2003	16,014,824	$ 7,626,656

c) There are 6,000,000 warrants outstanding exercisable at $0.20 to April 17, 2004 and then at $0.25 to April 17, 2005.
There are 500,000 options outstanding exercisable at a price of $0.15 until January 13, 2005

d) There are no shares in escrow or subject to a pooling agreement.

Section 5

List of directors and officers
Gary Schellenberg – Director and CEO
Bernard Dewonck – Director and President
John Fraser - Director
Don Perks - Director
Eileen Browne – Secretary

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

A) Description of Business

Argent Resources Ltd. is currently an active company classified as a resource issuer, having acquired mineral properties of merit.

Prior to the acquisition of the mineral properties, the Issuer's principal asset consisted of its share holdings in Secureview Systems Inc. and therefore according to TSX regulations was no longer a resource company and had to go through a change in business. The Issuer completed a transaction that divested it of the share holdings for promissory notes, which were subsequently written down in the previous fiscal year.

B) Discussion of Operations

The Company had signed a letter agreement to enter into a formal option agreement with Black Pearl Minerals Consolidated Inc. ("Pearl") whereby Argent can earn up to a 60% interest in Pearl's 100% owned Nickel Offsets Gold Deposit, located in Tully Township, Porcupine Mining Division, approximately 40km northeast of Timmins, Ontario. A formal agreement was signed with Pearl on May 21, 2003, and the payment of $25,000 due upon signing was made.

Highlights of the option agreement include Argent spending $3 million Cdn. over a 4 year period to earn a 60% interest in the deposit, paying Pearl $25,000 on signing, $25,000 upon exchange approval, $50,000 upon completion of a 45 day due diligence period and cash payments of $50,000 for four years. In any year during the initial vesting period that a minimum work program of $500,000 is not completed, an additional $50,000 fee will be paid to Pearl by Argent. Upon Argent earning its 60% interest, a joint-venture will be formed with Pearl. Any party diluting below a 10% interest will convert to a 10% NPI. Pearl has granted Argent a one-time election after vesting its interest to earn an additional 10% interest in the property by completing a feasibility study. The above agreement is subject to regulatory approval., and a finders fee is payable with respect to this transaction. A $25,000 cash payment was made toward the amount due at the end of the 45-day due diligence period.

Detailed evaluation of project data was carried out throughout the quarter,, consisting of re-examination and re-logging of the most recently drilled core and entry of assay data into a drafting program to enable graphic display in three dimensions. The purpose of this work is to define a deposit geometry that will form the basis for future drilling, to both elevate current resource definition and to indicate potential areas for further drilling to expand the deposit. A consulting retainer agreement was signed with W.O. Karvinen and Associates Ltd. with respect to the Nickel Offsets project in particular, as well as the Timmins area in general, to conduct this work.

Preliminary diagrams and hyotheses of deposit geometry were generated for initial presentations to solicit flow-through funding for the project. It appears that gold occurrence is not controlled by stratigraphy, the premise which guided previous drilling, but rather by fault structures that crosscut the stratigraphy at a shallow angle. The result is significant strike and depth potential which had previously been discounted, and which will the target for a drilling program later this year.

No field work was carried out on the Iron Lake Project, Clinton Mining District, British Columbia, in this quarter. An airborne magnetometer – EM survey is being proposed as the next step in exploration of the property. Funding for this survey is being sought, either by means of an option to a third party, or by flow-through financing.

C) Discussion of Financial Operations

i) Deferred Exploration Expenditures

The Issuer had exploration expenditures in this period in the amount of $21,721 for the Iron Lake claims and $56,352 for the Nickel Offsets.

ii) Financial Information

Since incorporation the Issuer has not received any revenues from operations and as a consequence, reports an annual deficit.

For the period ended Aug 31, 2003, the Issuer has posted a loss of $129,097; for the period ended Aug 31, 2002, the loss was $98,723.

The losses reported are the result of administrative expenses relating to the operation of the Issuer's business.

The Company now has 22,514,824 shares outstanding on a fully diluted basis.

iii) Transactions with Related Parties

On October 1, 1997, The Issuer entered into a Management and Administration Services Agreement with 519820 B.C. Ltd., owned 50% by a Director and 50% by the spouse of a Director. 519820 B.C. Ltd receives $2,500 per month for management services and an additional $1,000 per month for services of a clerical or administrative nature. Total fees of $21,028 were accrued or paid in this period.

Consulting fees of $25,064 were paid to two directors for general and geological consulting.

iv) Investor Relations

Effective October 1, 2002, the Issuer entered into an investor relations agreement for $5,000 per month which can be terminated on fourteen days notice. This agreement was terminated effective August 31, 2003..

v) Legal Proceedings

The Issuer has no legal proceedings in process or pending.

vi) Transactions Requiring Regulatory Approval

A formal agreement to acquire an option on the Nickel Offsets Gold Deposit, signed with Black Pearl Minerals Consolidated Inc. had not yet received regulatory approval at August 31st.

D) Subsequent Events

The formal agreement to acquire an option on the Nickel Offsets Gold Deposit, signed with Pearl received TSX Venture Exchange approval on September 9, 2003. The balance of $25,000 toward the cash payment due at the end of the 45 day due diligence period was paid to Pearl, as was the $25,000 due upon regulatory approval. The issuer has now paid $100,000 of the total $200,000 due in cash over the four year term of the option agreement.

Management has decided to initiate a name change for its Timmins area project, from "Nickel Offsets" to "Timmins Offsets" to remove the perception that the project is a nickel rather than a gold deposit. Dr. Karvinen has completed the data entry and re-interpretation of the project and has submitted a comprehensive report, which includes numerous cross and long sections depicting gold distribution in the context of the postulated structural rather than stratigraphic controls. Presentations have been made to a number of brokerage companies to solicit flow-through funding using the data generated by Dr. Karvinen.